Filed by Paysafe Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Foley Trasimene Acquisition Corp. II

SEC File No.: 001-39456

Date: March 12, 2021

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PaySafe

Analyst Day

March 9, 2021

PaySafe – Analyst Day, March 9, 2021

C O R P O R A T E    P A R T I C I P A N T S

Will Maina, Managing Director of ICR

Philip McHugh, Chief Executive Officer & Director

Danny Chazonoff, Chief Operating Officer

Izzy Dawood, Chief Financial Officer

C O N F E R E N C E    C A L L    P A R T I C I P A N T S

Tien-tsin Huang, J.P. Morgan

Josh Levin, Autonomous

James Faucette, Morgan Stanley

Tim Chiodo, Credit Suisse

George Mihalos, Cowen & Co.

Bob Napoli, William Blair

Sanjay Sakhrani, KBW

Tim Willi, Wells Fargo

Jamie Friedman, Susquehanna

Joseph Vafi, Canaccord Genuity

Brett Huff, Stephens

The following is a transcript of a recording of a presentation given at the Analyst Day Presentation on March 9, 2021. This transcript should be read in conjunction with, and is qualified in all respects, by the written material accompanying that presentation, which was filed pursuant to Rule 425 under the Securities Act of 1933 on March 9, 2021.

P R E S E N T A T I O N

Will Maina

Hello, good morning, everyone. My name is Will Maina, Managing Director of ICR. Welcome to the Paysafe Analyst Day.

We greatly appreciate you taking the time to learn more about Paysafe.

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PaySafe – Analyst Day, March 9, 2021

Presenting today will be Philip McHugh, Chief Executive Officer of Paysafe; Danny Chazonoff, Chief Operating Officer of Paysafe; and Izzy Dawood, Chief Financial Officer of Paysafe.

During today’s presentation, we’re going to be making forward-looking statements. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from any forward-looking statements. For more information, please refer to Slide 2 of today’s presentation materials, as well as the risks, uncertainties, and other factors discussed in Foley Trasimine Acquisition Corp. II SEC files. Today’s presentation may be accessed on Paysafe’s IR website at www.paysafe.com. Foley Trasimine Acquisition Corp. II IR website at www.foleytransimine2.com and on the SEC’s website at www.sec.gov.

Before handing the call over to Management, just a couple of housekeeping items. First, we will be conducting a question-and-answer session at the end of today’s presentation. We’ll be using the Raise Hand function in Zoom to take your questions. Please unmute your line when prompted. Please also make sure your name and company name are properly reflected on Zoom, so we know who is asking questions. Second, we’ll also take a 15-minute break after Danny Chazonoff’s section, after which Izzy will discuss the financials before we begin the Q&A. I will let you know when that break begins, and I’ll also let you know when we plan to resume that presentation.

Thank you. Now I would like to turn the call over to Philip McHugh, Chief Executive Officer of Paysafe.

Philip, please go ahead.

Philip McHugh

Thanks, Will.

Thank you. Good morning, everyone, and welcome. If we go back to slide please. A big thank you. I know the markets are incredibly busy. There is a tremendous amount of activity on the—it’s great to have so much participation and we really look forward to knowing, presenting Paysafe as we get ready to go public, but also to the Q&A session as well as we go forward.

Today we have a very packed agenda and we’re going to break it down to three parts. I’ll start off first. I’ll give an overview of Paysafe, and really talk about what is our purpose and mission and what do we want to be known for. I’ll really break down the core aspects that I believe make Paysafe really unique and really position us well for future growth and strong growth. I’ll then hand it over to Danny, who’s not only the COO, but one of the founders of Paysafe, and he’s going to drill down to the next level, go into more detail about the initiatives we’re doing that are really creating growth, and bring out some stories of how we help our customers really succeed and really grow their own businesses. Finally, after the break we’ll hand it over to Izzy. Izzy will of course go through the financials, his perspective on the business and some outlook as well. Then we’ll go to Q&A.

That said, let’s dive in and what I’ll do is I’ll start with a little bit of history if we go to the next slide.

It’s important to have a perspective here, and what I’ve done is I’ve broken Paysafe into four simple blocks of its history. The first thing to note is Paysafe is not a new company, it’s been around for almost 25 years, and it’s consistently grown, consistently innovated throughout that entire period. When I look at that history, I really break it out in these segments.

It really started out with a group of incredibly smart, scrappy, fast-moving entrepreneurs from Montreal, and they’re really true digital commerce pioneers. They’re really early pioneers in terms of e-commerce payments, in terms of digital wallets and very quickly, they saw the opportunity, particularly in online

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PaySafe – Analyst Day, March 9, 2021

gaming and gambling, that was a very large, fast-moving, but very underserved market in terms of payments. That’s where their focus has started to grow.

As they grew, they really started to realize that they had a potential to own an incredible amount of products that would really make them hard to be in the iGaming space. There was a period of consolidation with the purchase of Skrill and Neteller, paysafecard and other specialized players like Meritus as well during that period. That led to a very, very exciting period of growth, and really the DNA and the capabilities that we talk about today came from that period of creating as well as integrating some of those businesses.

The third chapter of Paysafe was ready the take-private in the end of 2017, when Blackstone and CVC came in, took the Company private over the last few years. Of course that’s when I entered the picture as well over the last two years. I think the best way to describe the take-private period is a few things. One, is significant capital investment. About $250 million was invested during this period, focused on platforms, scale and really get in and integrating those purchase and assets and getting Paysafe ready for the next wave of growth. Two, is also a period of really reshaping and diversified Paysafe. There’s significant amount of de-risking, exiting things like the China gateway. We drove and exited some businesses that we didn’t think were the scale or the right fit for Paysafe.

But we also created further diversification in a very strong U.S. footprint, which I think will serve us very well, especially when we think about U.S. iGaming growth. There’s also a period of driving a lot of focus. When I came in, we had an incredible amount of initiatives and projects, but we had to focus, execute, and do fewer bigger things that would really really move the needle. You’ll hear us talk a lot about the top 10 initiatives today. Those are the key investments to drive growth, to drive scalability, and to drive protection and the ability to create more sustainable, high-quality revenues. That kind of led us to the new chapter, which is why we’re here today as we’re on the cusp to go public here in a few weeks and ready to start the new chapter of Paysafe and partnership with Bill Foley.

Before I go into that, let’s go to the next slide. I will bring to life what we think about that. With Bill, we’re very excited about where we can take Paysafe to the next level. I’ll just go back a few months to the story. If you go back to May or June of last year, we were private. We were very focused on key initiatives to set ourselves up for growth, and we had plans to go public. But we weren’t considering necessary the stock market at the time. We would only do it if we felt we could partner with somebody that would really make a difference and we connected with Bill. It became immediately obvious that this was a great opportunity.

First of all, it goes without saying that Bill’s track record of growing companies at multiples of their original size, leveraging the Foley playbook to drive value, driving market consolidation. It’s as good a track record as there is in the market. It’s really best in class. We’re very excited about that. But more importantly, we really connected. Bill and I met in August of last year, we started talking about the business. There was an immediate recognition and excitement factor about the depth of knowledge and capability and technical capability we had an iGaming, in digital wallets, and alternate payment methods. He really liked that and used the term a deep and a wide moat a lot that was attractive.

Two, he was really excited about the journey we had started about driving focus and scale. Payments is a scale business and scale comes through platforms and doing things once at a very, very global and repeatable level. We’d started that journey and it really reflected a similar playbook to what Bill had implemented in many of his other companies. We felt that his experience, his knowledge, some of the board members he could bring onboard as well, we could accelerate that journey together.

Then the final piece that was really exciting was when we took a step back and looked at the market. The amount of alternate payment methods out there, the amount of digital wallets in the markets, the amount of emerging PSDs in specific verticals. We saw that as a very exciting consolidation opportunity and he

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PaySafe – Analyst Day, March 9, 2021

used the terms that it felt a bit like FIS fifteen, twenty years ago and we’re in the right position to do something special. When he and I talk, we talk about creating companies with market caps of two to three times their current size if we can execute against the programs. That’s really the theme of this next chapter in Paysafe’s pretty exciting history.

With that said, let’s dive in and talk a little bit now about what does Paysafe want to become, what does it want to be known for. If we go to the next slide.

I spent a lot of time really diving deep in every part of the business and really understanding this incredibly unique Company. It does stand out. I’ve managed other large-scale payment businesses in both Europe and the U.S. But the assets at Paysafe, the capabilities, the risk management, the multiple ways to pay, they really stood out. That was always the attraction for me to join the Company. But I took a step back. I always end up on the term specialized. We use the term internally about being the leading specialized payment platform. What do we mean by that? We break it out to a couple of things.

One is we see ourselves as the de facto leader in the iGaming space. That’s sports betting, online casino and poker, lottery, fantasy, and eSports. We have a leadership position internationally in Europe and hundreds of markets and we see ourselves extremely well-positioned to win the U.S market.

The second part is to not only focus on iGaming, but we have grown and have a big presence in many exciting, emerging and fast-growing verticals, from online gaming, social, and streaming services, to travel and entertainment, to some select integrated software verticals as well, as well as some financial services, where we could take our capabilities of risk management and integration and proprietary APMs, and we can create solutions that creates space between us and lots of market competitors. We’ll bring a lot of that to life today as well.

The third part of our biggest specialized payment platform is the word platform. We made those investments. We’re not complete. We’re going through that journey. But across technology, across risk, and across product capabilities, we can drive global solutions that create a real difference for us.

The last piece is, we think we’re very well set up to be a winner in a consolidated market, particularly across digital wallets and APMs and in some online verticals where we think there’s a lot of growth. That’s the driving force. When we think about Paysafe, we think about where we want to go and what we want to become known for. We talk about being the leading specialized payment platform.

Now, what I’m going to do is take that, unpacking that a little bit in terms of the core ingredients that I think matter for Paysafe and set us up for growth. If we go to the next slide, for those that have seen that the slides we used for Investor Day, some of these would be pretty familiar and some of the pieces are a bit repeated here.

When I describe Paysafe, I break it out into four or five variables. One, we’re a very unique business in the sense that we have products on both the merchant side and on the consumer side. That alone puts us in a more rare company. But two, the ability to bring those pieces together to create a two-sided network is incredibly powerful.

I think it’s a very unique strategy. It’s absolutely one thing that was a big attraction for me. We see it come to life in iGaming, but we’re also seeing it come to life in several other verticals which we think we can develop even further.

The second piece is not only what we have in terms of products and capability, it’s where we are: 75% of our business is online payments. We’re in the payments market, which is growth, we’re exposed to the e-commerce of integrated verticals which have a higher growth. More specifically, we have a leadership

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PaySafe – Analyst Day, March 9, 2021

position and capabilities in some very specific and high-growth specific verticals which can create even faster swim lanes of growth as well. Our position is pretty attractive.

The third piece is iGaming, iGaming and iGaming. You can’t have a Paysafe discussion without talking about that. iGaming is in our DNA. It’s how the Company started. We have the products, we have the risk management, we have the relationships, the experience, and the focus and edge to know that this is continually evolving. You always got to innovate. You always got to have an edge to beat out the competition, and we have all of that together. We’ll be bringing that to life on how we’ve won, and how we’ll continue to win in that exciting space.

The fourth part is going to be about our platforms and that’s where the last few years have been a big focus in terms of creating scalable go-to architectures that can really, really create real leverage across technology, across risk management, and across integration.

The last part is an extremely experienced Management team with a great mix, a great mix of what I’d call true entrepreneurs in the space. Very fast biased in action, edgy, very commercially focused. But we’ve also been able to attract some real leaders in the payment space from likes of PayPal and Facebook and Barclays, and attract some great talent there. Really good mix of a team that set up to manage a business that’s frankly multiples of the current size it is today.

That was the key ingredient. What I’m going to do now is double-click on each one of those pieces. This page I’m going to spend a little bit of time on. We manage the business across three business lines: digital wallets, eCash, and integrated processing. What I’ll do for each one is I’ll talk a little about who do we serve, what brand do we use, and how do we go to market, why do we win, and then layout two or three areas of where I think we’ll get future growth.

If we start with digital wallets. Digital wallets currently serve about 3.5 million very active, sophisticated gamers and traders. They’re very active. They are digitally savvy, they use the product a lot. On any given day, we have about $1 billion in deposits in the wallet and we trade well over $20 billion a year through that ecosystem. It’s a very engaged customer base. We go to market with the Skrill and the Neteller brains; sometimes they’re referred to as the Coke and Pepsi of the iGaming industry with Skrill and Neteller. Typically, we drive sign-ups and engagement by being present on iGaming sites. But we’ve expanded sign-up capability by being present in other sites in terms of trading and general e-commerce sites, as well as direct marketing through social media, sponsorships and influences as well. A lot of different channels to drive growth.

In terms of why do we win, we win in digital wallets because it is a highly functional wallet with incredible capability, and we’ll have a video later on that we will bring this to life a bit. But the first one is money end capability. We can fund from hundreds of markets with hundreds of APMs very, very effectively. Getting your money into a wallet so you can trade, so you can gain, so you can use those funds much more effectively. That’s part one.

Two is instant Pay-In Pay-Out capability. This is incredibly important. Our customers don’t sit on one gaming or one trading platform. They’re very active. They use multiple platforms. They look at odds, they bet multiple times. The ability to move money in and out, that Pay-In Pay-Out frequency, is a really, really important factor that we offer our customers.

Three is once the funds are in the wallet, we drive a lot of functionality and flexibility on how to move that money beyond just the Pay-In Pay-Outs and back to your bank account. We have a P2P functionality across multiple markets where you can find other wallets. This is a very social ecosystem so people do move money between themselves. We have a remittance program so you can move money to hundreds

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PaySafe – Analyst Day, March 9, 2021

of markets and hundreds and hundreds of different FX corridors, and we remit about $1 billion a year currently through the digital wallet.

We also have a prepaid program in over 30 countries. Your funds are instantly available on either MasterCard or Visa. In-store, online, anywhere where the major card brands are accepted. There’s a lot of accessibility to the wallet, and we also have a trading function. We can trade crypto, commodity and soon to be some stocks as well within that wallet, so it’s highly, highly functional.

The last aspect I would say is we also have a VIP service, which is fairly unique in the space. We have about 30 languages that we service and we give extra support to these customers.

In terms about where can we win going forward, one, we see U.S. iGaming as a very, very large opportunity, particularly the high frequency bettors from the VIP space, which we think is underserved currently in the market. Two, its expanding beyond high gaming into trading, that’s FX, crypto and in commodity in stock trading, as well as expanding to other things like remittance. The third area is data. We have quite a few programs that Daniel will talk about that in terms of using data, using analytics and risk management to augment our good/bad rate, augment acceptance rates, reduce fraud and loss rates as well. We think that unlocks a meaningful amount of value. That’s digital wallets in a nutshell.

The next part is eCash, and this is a product I’ve just come to love, in terms of its flexibility, the types of customers we attract. First of all, who uses the eCash product? It’s a product that makes cash available in the online world, either by prepaying, you go to a store, you prepay an amount like $20, you could take a code and you can go and pay online, having used cash beforehand; or two, you can buy a product online in the shopping cart. Instead of choosing cards, you can choose Paysafecash, you get a barcode, you go back to the store, they scan it, and you pay the amount, and we clear the shopping cart. Two very simple but very effective user experiences: prepaid and postpaid, or invoicing as we call it.

Cash online. We service over 13 million very active customers. This includes millions of Gen Z gamers, it’s a kid in Poland that wants to play Fortnite or someone in Brazil that wants to download songs on Spotify, and they don’t have access to a card. We also serve millions of under-banked consumers or security conscious consumers that have no access or limited access to cards and prefer to use cash as a means to buy some of their products. It’s a very effective product and very exciting customer base that we are able to access.

In terms about why do we win, we win for several reasons. First, we have 650,000 distribution points across over 50 countries. We access customers that most people cannot access. We’re bringing new consumers into the ecosystems of our end clients. That’s very exciting. Two, the ease of integration of the product is very very effective. We plug into our own gateways, but we plug into all the leading gateways around the world, so we’re very easy to work with. The user experience is extremely easy for the consumer, for the end distributor and for the merchant as well. There’s a real win, win, win across the ecosystem, and is built on great technology and service that allows us to add more features as we grow. It’s a very very functional and very effective business.

In terms of opportunities for growth, it continues to be grow and win in iGaming, including in the U.S. market to expanding into emerging verticals, we see lots of traction in online gaming, in social media platforms, in financial services, including money in for new digital base like Monique’s (phon), as well as property management and health services as well. We’re really seeing very exciting wide array of applications of our eCash product in multiple markets. That’s a big driver of growth for us.

The second driver of growth though, is really evolving the product from a one and done product to effectively a wallet. We started to really focus on KYC, in engaging our customers, not through a one-off

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PaySafe – Analyst Day, March 9, 2021

transaction, but through a digital wallet where you KYC them, you fund, you can proactively market to the customer, and over time you can have more payment factors as well, and really build out the functionality.

We started that journey about two years ago. We felt there’s some engagement there. By the end of this year, our target is 80% of our revenue. We’ll go through the wallet function versus the ticket function. We think that’s an incredibly exciting opportunity, not only in terms of marketing and engaging customers, but also developing the product for future opportunities. That’s the eCash business.

The third business is our integrated processing business. In that business we go to market with a Paysafe brand, and we really target two distinct customer segments. The first one is hundreds of thousands of small and medium-sized enterprises in the United States, as well as thousands of sophisticated e-commerce and online merchants, where our gateway, our multiple APM’s, and our risk management really, really create a difference for those customers.

In terms of route to market, we go to market predominantly through direct sales. We go direct to corporations. We’re have very vertically focused teams, including in iGaming, including in direct marketing, and some other verticals. Also in the SME business, we have a direct channel that’s fast and growing. We also do leverage some ISO agents as well in that business.

In terms of why we win, we win for several reasons. One, we can serve clients across multiple geographies, the U.S., Canada, and Europe, in particular, across multiple backend processors. That’s an advantage. We have a single API that connects to hundreds of APMs, as well as our own proprietary APMs. That allows for some very unique solutions. Danny will give a couple of stories to bring that to life. Three, it’s our risk management. We leverage risk management in iGaming with chargeback protection to KYC and customers, to direct marketing where you merge on merchant practices, to travel, where we have very sophisticated delayed delivery capabilities that eliminate some harder parts of risks in the payments ecosystem. Lots of areas about why we win and why we differentiate ourselves versus the competition.

In terms of future growth, it’s really a vertically focused strategy. U.S. iGaming is a very, very large opportunity for us, expanding into the emerging verticals, including online gaming, financial services and travel, and select integrated software vendor verticals like health and property, are all areas of growth for us in this space. It’s also about consolidating all of our on-boarding to a single on-boarding in the U.S., across multiple backend processes. That gives us a lot of leeway, a lot of optionality, and there’s a real gap in the market for that type of service.

Those are the products, that was a lot of information there. We do have a video that brings a bit more to light. But as you can see, very, very deep functionality, deep specialization across wallets, eCash, and processing.

If you go to next slide, the thing that gets me excited, sorry, I missed one here. This is just the financials on those numbers. I’m not going to go too deep in this because Izzy will really go deeper into the financial section. But I think the main point of this slide is two things. When we do these products, when we grow the market, we do them at scale. I think we do them at very attractive take rates as well that we’ve seen to be very sustainable throughout Paysafe’s history.

If we go to the next slide, it’s where we combine it all together, and again I think this is a really interesting and exciting aspect of Paysafe, hence the two-sided network. We can go to a sophisticated client in iGaming, to an ISV like property management, to a trading site. We can do all of the payment acceptance capabilities that many players can do, but we can do it internationally, we bring risk management, we bring multiple APM’s.

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PaySafe – Analyst Day, March 9, 2021

We also bring something else. We bring customers, we bring millions of consumers into the ecosystem. We bring unique ways to pay and access funds that a typical card processor certainly can’t do. When you have that two-sided network, you change the conversation. When we speak to some of our largest iGaming customers, we’re not only talking about take rates and comps, were talking about revenue-generation, we’re talking about attracting the types of customers that they want and they need in their ecosystem. That’s a really, really powerful position to have.

The second aspect I love about the two-sided network is what I consider to be very high and very sustainable take rates; that gives us more strategic options and lots of kind of (inaudible) players if you will. That’s the kind of a quick sprint through our products and how we see ourselves positioned. Now let’s get to where we are in the marketplace.

I talked about this. Obviously payments is a massive TAM and a great market to be in. I think everyone on the phone would obviously recognize that. But there are fast lanes, and there are faster lanes in payments. With 75% of our revenue exposed to online payments, we’re definitely exposed to the faster swim lanes of growth in the market. But then we’re very vertically focused, which gives us access to some even faster growth lanes as well. We have kind of iGaming and of course U.S. iGaming, we’ll talk a bit about our views and growth opportunities there.

But let me double-click on the vertical side as well. If you go to the next slide, you’ll really see the verticals where we’re seeing some nice opportunities. Clearly there’s iGaming. Travel and entertainment is an area where with our differed delivery capability, we can de-risk some transactions where the market has abandoned many of these players, and we think we have some unique solutions there.

Digital goods is a very exciting area of growth for us. Again we define that as online gaming, streaming and social media platforms. This is led predominantly by our eCash business, where we’re getting lots of cut through in that market, where we see digital wallets and in some cases, integrated processing playing a role there as well and getting some growth.

The next vertical is financial services or FinTech services. We think about that as trading, so crypto trading on commodity and stock trading in areas that we’re growing. We think of it as remittance, and we also think of it as money end capabilities as well with especially European digital banks, we’re getting some nice cut through there.

Then finally in integrated payments, with ISVs, with health and wellness and property management to name two, we’re getting some nice traction and think we can build some specialized solutions that creates some real and sustainable advantages in the market. That’s a little bit about our positioning as a business. Please go to the next slide.

I’ll take a moment here on iGaming. Again, Danny is going to go even deeper into this but as I said upfront, we can’t talk about Paysafe without talking about iGaming. It’s just in our bones. We’ve been doing this for 25 years. I want us to walk through some of the highlights across the key markets. Europe and the rest of the world, we are hundreds of countries with thousands of operators. We go to market with Skrill and Neteller, with paysafecard and our processing solutions, so we have the full gamut of products, deep relationships there. Again, what we really like about this market is the following. It’s a hard market.

To be really good at international iGaming, you have to not only have card processing and be able to process a very high level. You can’t be down at 3:00 PM on a Saturday when they’re taking bets. Two, you have to be global. These are very demanding e-commerce clients. Three, you have to be very good at APMs. Doing credit card processing alone is not enough. You have to be able to fund every single type of payment and across multiple markets. Finally, you have to understand risk and regulation payments across hundreds of markets, and risk and regulation across gambling in hundreds of markets. They need

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PaySafe – Analyst Day, March 9, 2021

a partner that understands that, thinks like they do and can support them globally. That’s been the formula of our success internationally.

If we move to the right to Canada, we’re really proud of our Canadian footprint. Paysafe’s origins are in Canada, and we’re really focused on the iLottery business, which is a very scaled and regulated business in Canada. Today we have 100% of the iLottery business and each Canadian province is very demanding. They need constant uptime, very robust controls, very deep risk management and we provide all of that, have great relationships with them. Very proud of what this business can do, but also has a second advantage as well. In the U.S. as states think about opening up, regulators think about lottery and iGaming, they will look to Canada. Canada is a very well-regarded and respected market. It’s got a long and deep history in this and we’ve got great references and proof points just next door in Canada, which brings me to the U.S. business.

Clearly, the U.S. market is a very exciting high-growth market. We’re seeing states open up. We’re seeing lots of excitement, lots of support, and lots of innovation in the gaming space. It’s a great market to be in. The forecast very, I think, our outlook skews generally and slightly conservative in terms of how fast the market could grow. But the main point for us is the following. Lots of people talk about entering the iGaming space in the U.S. We are in the iGaming space in the U.S. The day a state opens up, we are there ready from a regulatory perspective, from a risk perspective, and from a product perspective.

Today, 70% of the operators are integrated into Paysafe, so we’re seeding the future growth right now by state and by operator, and we attack it with a single API that gives you all the card processing needs, a full set of risk management capabilities, multiple processes which gives online gamblers lots of optionality, they really value that; but we also, as we start to build out Skrill and paysafecard, our proprietary APMs start to pick up over time more share of the cashier and that’s how we get the two-sided network effect. We’ve seen this happen in Europe and that’s the playbook that we’re seeing in the U.S. as well. Again, Danny will go into more detail on some of our actions on that front.

Now, if I continue on, moving from the iGaming front, I’ll talk about the other aspects of Paysafe. I talked about technology, and this is an area I’m really proud of the momentum, the cadence that we’re creating across Paysafe. We were not the most integrated business. In fact I’d say we weren’t very integrated at all as a company. Over the last two to three years, there’s been a tremendous amount of activity on this front. First, across Unity and Cloud. Unity is our shared micro-services. Think single API and developer portal, think merchant and client reporting portals, think data, think risks and compliance tools. These are common ingredients across all of our products globally.

We created a singular shared service platform that we call Unity. We’ve also focused on moving the business to Cloud processing as well across all businesses. Our target this year is that 70% of our revenues across Paysafe will be on this new tech stack from effectively 0% two years ago. We’re making really good, significant progress on that front.

We’ve also made some moves to consolidate in some other areas. One is Banking as a Service. With the multiple APMs, the multiple markets and the products we run, we literally had thousands and thousands of bank accounts. It was managed in a very dispersed matter. We brought in a chief banking officer, really built up our banking capabilities; as an ex-banker, this was important to me. And we’re consolidating relationships, we’re getting much better fees and rates, much more powerful services. We think in the world of alternate payment methods and global digital commerce, being able to have a very robust backend clearing backend banking service that we can leverage is a real differentiation versus lots of other players. We’re pretty excited about the development on that front.

The other one is platform consolidation. We’ve done an awful lot on that front. During the investor roadshow, we talked about combining Skrill and Neteller, two digital wallets from two separate codes. We

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PaySafe – Analyst Day, March 9, 2021

did everything twice. I did Brexit twice. I didn’t want to do it once but I had to do it twice. It’s not the most efficient piece. We took the Neteller platform and we’ve put it on top of the Skrill platform, it’s a single code, multiple brain. We actually have a white-labeling multi brain capability now on that platform, so very powerful. We’re starting to reap the rewards this year, not only on the cost front but also in terms of where we invest, and the amount we invest in control and compliance and things that are repeated across multiple platforms has reduced and we’re able to augment the amount of time and effort we spend on product development and innovation, and we think that’s pretty exciting.

On the integrated processing side, it’s really focused about singular on-boarding. On-boarding everyone in a single, automated way targeting especially smaller SMEs in the U.S. across multiple backend processes. We think that’s going to be a very effective tool for us. We’ve also invested quite dramatically to really ensure that we are a top tier on the information security front as well. That’s a little bit of a primer on the technology platform.

Now, we move on to the risk side. This slide is complicated. Because it’s complicated, the risk and regulatory management in payments and gaming at a global scale is not something that’s easy to copy, but when we use the term a deep and wide moat, a strategic moat, a lot of times we’re talking about this page, the amount of regulatory relations, the licensing you need, the scale KYC and compliance tracking that you need to do your thousands of instant KYC checks. These things are not easy to do; and on the risk front, we really invested. We were able to attract Richard Swales, who was the Chief Risk Officer at PayPal globally, to join our team and we’ve really augmented that team as well driving a pretty material data and analytics capability now, which we think will augment approval rates, good-bad rates and fraud rates over time, and we’re seeing that in some of our numbers as we speak.

This is a powerful piece and I’ll just call out the number on the far right, 300-plus. That stands out for me. I managed fairly large payment businesses at Barclays in Europe and the TSYS Merchant Solutions business in the U.S. Great businesses, well-managed businesses. But you would have probably taken the risk and compliance teams at maybe 30, maybe 50, 60 people; 300 plus, just shows how much effort we put into it where we specialize and that’s an area we think that really differentiates us in the market.

The next platform is really about integration capabilities, if we go to the next slide. When we think about M&A, and again, Danny will talk a bit about this, Paysafe has a history of M&A. With going public, we delevered quite materially. Partnering with Bill Foley, we do think there’s an opportunity for future market consolidation, and we break out our capability into four ingredients. One is the options we have. We really like the space of multiple digital wallets and APMs.

They all have very expensive backends, banking data, KYC needs. We think that’s repeatable and we think there is a synergy there. Two, we see lots of interesting emerging PSP and gateway businesses which we think we could leverage and drive some synergy. Of course, in eCash and iGaming, we think there’s some specific targets where we could really burnish our credentials and be very strong, so some really good options for M&A.

Two, we have a clear go-to architecture and we can operate globally in its scale, so that’s an advantage for us. Three is the management team. Both across the Paysafe team, there’s over 300 deal experience across my executive committee. We know how to do this; we’ve all done this several times. And of course, working with Bill and his team, their experience and their track record is unparalleled in that front, so we’re very excited about the capabilities we can bring.

The last ingredient is probably unheralded but really important. I think that’s the culture. Everywhere I travel, if I’m in California, I’m in Montreal, London or Sofia, Bulgaria where we have a large developer team, or in India, you know you’re at Paysafe: it’s open and it’s courageous, people are focused, they’re opinionated. They’ve got a bit of a chip on their shoulder that they want to beat the market. It’s a great

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PaySafe – Analyst Day, March 9, 2021

culture. There’s lots of recognition and openness. We think that’s a really powerful formula as well as they’ve successfully integrate new businesses into the Paysafe family. That’s a little bit on that front.

I’ll wrap up a little bit now on the team and how we operate, not only what we operate. This is a snapshot of the team. Like I said earlier, it’s a fantastic mix. True entrepreneurs, but also some real leading talent across some of the best payment and digital platforms in the world. So it’s very strong. We operate with four CEOs across our business lines, a very deep bench in terms of key functions as well.

Then the last part we’ll talk about is a bit about how we operate as a team. This is a snapshot of part of my global scorecard. I have a scorecard, I share it with everyone on the team. The whole Company knows it; we updated on a regular quarterly basis. Clearly, I have my financial targets. I have my long-term investment targets, that’s the top 10 investments I talked about that drive growth, scale and protect across Paysafe, there’s a needle movers, we track that every single week, very transparently and openly, but it’s also about doing things the right way.

We have a scorecard here when we talked about being a customer-centric business, we do track Net Promoter Score across our consumer business and across our merchant business. We have specific targets to improve that NPS over time with specific targets this year.

We’ve got a very strong agenda across diversity and inclusion. We’ve created diversity groups across all of our sites. Something I’m personally very passionate about. We have 80% perception that colleagues work in a highly inclusive and open environment. So that’s one metric. The second one is we’re committed to driving real diversity at the board level as we go public and we look forward to announcing our new Board in the coming weeks off on their front. The third was engagement, not only in terms of internal engagement scores that are above 80% and really kind of a leading benchmark, but also our glass door ratings are very competitive as well. The final was ensure that we have a very strong community outreach program at all of our sites. At a global level, we have a commitment to maintain our carbon neutrality as well. All of that’s underpinned by the Paysafe culture, being open, focused, pioneering, and courageous. So that’s a little bit of a snapshot of how we do things as well.

That was a lot. This is my last slide and brings it back to the first slide. This is the first round of, we talked about being the leading specialized payment platform. We talked about our ingredients of multiple APM’s and proprietary products, of risk management, of ease of integration, of globality. When we combine those things, we have the right to win not only in iGaming, but lots of exciting verticals.

The combination of these pieces and the thing that gets me very excited on this front is that for a company of our size and scale, we actually have very interesting and tangible and real growth opportunities. I think we’re setup for consistent, organic, double-digit, topline, and bottomline growth. Two, I think we’re set up to be a winner and market consolidation. When you combine those two factors together, like I said, the discussions with Bill, we talked about being two to three times our size, being a $20 billion to $30 billion market cap company, we think that’s attainable, we think it’s doable, there’s a lot of work to do. This is not some easy process. But we’re very excited by it, the team is energized by it, and that’s what drives.

With that said, what we’re going to do now is we’re going to go to a quick five-minute video. It’s a bit of a deeper dive and animation of how our products work. Enjoy the video and then we’ll hand it over to Danny. Thank you.

(Video Presentation)

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PaySafe – Analyst Day, March 9, 2021

Will Maina

Thank you. Now, as Philip mentioned, Danny Chazonoff, Paysafe COO, will take you through the Company’s vision and growth strategy.

Danny, over to you.

Danny Chazonoff

Thanks, Will, and thank you, Philip, for kicking us off.

For those of you that haven’t met me before, I’m Danny Chazonoff, I’m the Chief Operating Officer at Paysafe. I’ve been with the Company since we started the business in the late ‘90s. It’s my pleasure to be given the opportunity to share with you how we intend to continue building and scaling our business as a leading specialized payments platform.

Our Company’s track record coupled with Bill’s playbook on how to extract incremental value provides us with the ingredients to continue to both grow and scale our business.

Paysafe is the leading specialized payments platform that supports consumers, merchants, operators, software service providers, independent sales organizations, and distribution partners. Our key differentiators include our two-sided network, where we offer payment products and services that facilitate commerce for both businesses and customers, our ability to address our customers pain points on how to ensure payments are easily, safely, and conveniently accepted with high approval rates, and our expertise in managing risks across the ecosystem, giving our clients and partners the confidence that their businesses are being well supported. We continue to be innovative in the products we develop and support so that our clients have more choices for payment acceptance, something that is very, very important to them.

Earlier, you heard from Philip of over four areas where Paysafe will focus and which give us the right to be called the leading specialized payments platform. I will bring to life and provide explanations on how we will continue to grow and scale our platform and product offerings. I will also outline how we fully intend to maintain our excellent levels of service to our clients and set ourselves up for success in our future strategic acquisitions.

Our statement of intent, as far as our growth is concerned, can be summarized as follows: Paysafe has the right to win in the growing iGaming space and continue as the de facto payments partner of choice. This includes our successes internationally in Canada, and of course in the United States. With connections to approximately 75% of all U.S. operators, we will continue to leverage our wide and well-established network.

Paysafe will further grow as a leader in digital commerce by providing innovative solutions that both support emerging and high growth verticals that meet the needs of our customers and our customers’ customers. This has been and will continue to be a focus for Paysafe, as approximately 40% of our revenues come from emerging verticals where we will continue to drive significant growth using our specialized products and services.

Paysafe will achieve accelerated global scale by unlocking value through further transformation and automation and by selling Paysafe, or should I say, plugging into Paysafe. This will partially be accomplished through our unified platform, offering our clients a single and all inclusive integration. We have identified significant opportunities to drive value, and over the next one and a half to two years, we have highlighted approximately $100 million of additional EBITDA that will be focused on delivering, and

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PaySafe – Analyst Day, March 9, 2021

Paysafe will persist in its pursuit of strategic and highly relevant acquisition targets that can easily be integrated into the Paysafe platform. This is yet another area where we’ve had success in integrating multiple acquisitions over the last 10 years, and where we have a large pipeline of various opportunities that we are exploring.

I will now share with you why Paysafe is the global leader in iGaming with a clear right to win in the U.S.

Our iGaming journey started over 20 years ago. Our right to continue winning in this vertical is highlighted by the fact that gaming is in our DNA. It is the industry we focused on when we started our business, and we quickly recognized the importance of driving value for both the consumer, the player and payer, as well as the merchant, operators and the business. We have many industry firsts in this space. For example, we were the first group to offer a stored-value wallet to increase acceptance and provide a platform to accommodate all the use cases needed by both parties. We were the first company to creatively build a product that enables consumers to pay for services online with cash through our paysafecard and Paysafecash products. As part of our industry leadership, we also made sure that we included sophisticated risk management tools that were embedded into our solutions to enable our clients through a single integration to have all that they needed to successfully accept payments.

As the de facto payments partner, we have consistently built many well-known and proven brands that clients continue to trust and use. These include Neteller, Skrill, and paysafecard. Our alternative payment methods are so relevant that many of our competitors have become our clients and offer our solutions to their customers. Our U.S. partnership with Worldpay is just one example of that. What is also important to note are the significant investments we have made and the extremely difficult to replicate infrastructure we have built to support the risk, compliance and regulatory requirements needed to ensure we are providing our clients and partners with the appropriate protection. Lastly, as you’ve already heard, we have over 300 members in our global risk and compliance teams, which amounts to nearly 10% of our Company’s workforce.

Our success internationally is proven by the fact that we service the majority of the regulated iGaming industry, with a total of more than 1,000 gaming operators who use one or more of our products. Our success in Canada began in 2010 when we won the exclusivity to process for Loto-Quebec, and our relationship continues to be strong. This success has given us the right to win additional exclusivity as the sole payments provider for every province in Canada that provides lottery sales, casino games and/or sports betting online. Following our win with the province of Quebec, we now process for the governments of British Columbia, Ontario, Alberta, and all of the Atlantic provinces.

Considering our history, our capabilities and our experienced team, we are incredibly well poised to win significant business in the United States as iGaming, including poker, casino, sports betting, fantasy sports, horse racing, and lotteries, continues to open up state by state and gain momentum.

Lastly, and as you also heard from Philip, with the significant value we bring to our two-sided network, having more than 3.5 million active wallet users and an average balance of $1 billion at any given moment, we provided additional incentive and motivation for iGaming merchants to partner with Paysafe.

How do we continue winning and expanding our market share? As the U.S. iGaming market grows, we continue to grow right alongside it. We closely track the progress each state is making with respect to licensing, and given our well-established, unrivaled network with key operators and the many software vendors we already are integrated to, we are poised and ready to support our clients as soon as a new state comes online. We are already live in well established in 14 states with technical and commercial connections to approximately 75% of all operators.

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PaySafe – Analyst Day, March 9, 2021

As mentioned, because unlike most payment service providers, we own and we operate multiple relevant alternative payment methods. We often own a large portion of the real estate available on the merchant’s checkout page. A consumer, for example, can leverage Paysafe processing of credit and debit cards, Skrill and/or paysafecard when they are ready to make a payment. Many options, many of which are provided by Paysafe.

We also offer software solutions via our Income Access division, which enables affiliate marketers who are specifically focused on driving iGaming traffic to track their success. This is yet another benefit Paysafe provides to the iGaming community. With a minimum of 24 billion of U.S. iGaming volume forecasted by 2025 and as high as 47 billion, we are excited about our current positioning in the market and our right to maintain and grow our share. We recognize that the opening up of a new state will be dynamic and fluid, and our approach regarding our estimates remain conservative. That said, our objective is to remain laser-focused on supporting our clients as the market grows.

At this time, I would like to share a couple of very relevant success stories that brings to life how we engage with our clients and how deep relationships go, and the ways in which we address our clients needs and how we can help them grow their business.

The first story is regarding our relationship with DraftKings. Paysafe partnered with DraftKings in 2013 when they were just a startup. With our relevant experience, we helped them legitimize their business and set them up with a compliant payment processing solution. We quickly decided upon being asked to accept a position on the fantasy sports trade association board to work alongside DraftKings and others as the industry evolved. We have been a strategic partner and have helped them navigate the various regulatory, operational, and technical challenges they faced in the first few years.

When DraftKings expanded into Germany and the U.K, we continue to be their go-to provider and we were selected to process all their debit and credit payments through our gateway acquiring platform, as well, as being selected as their digital wallet provider to support their consumers in these markets. Our relationship remains incredibly strong and we collaborate on a variety of areas, including the sharing of insights on state-by-state regulatory changes, international expansion, and product roadmaps, including relevant enhancements and features to be added to our product suite. Paysafe continues to work hand-in-hand with DraftKings, and our mutual objective is to ensure as new states continue to open up, that we are ready with everything necessary to go live as quickly as possible.

The DraftKings story is not unique. Paysafe has a track record of maintaining key relationships for many years, and helping our customers grow and expand.

The second relevant story is about Paysafe’s Unity platform. We often describe Paysafe as a payment company that makes the complex simple. Our Unity platform makes it easy for U.S. iGaming operators to get everything they need from a platform solution provider in one single place. Unity provides multiple payment methods, an easy and intuitive portal and a conversion tool to help increase acceptance rate, something that’s incredibly important, a very important feature for converting customers. Operators such as the The Score, Intralot, BetWildwood, Action247, PlayUp and SuperBook all had aggressive go-to-market timelines and leveraged Paysafe as their one-stop shop to get everything that they needed to go live.

Unity consists of flexible integration options that vary depending on the size and the scale of the operator, with multiple available features including our hosted payments technology designed to drive conversions. Specific features have been developed for our iGaming merchants that includes transaction salvage flows to address low card approval rates and intelligent BIN routing and much more.

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PaySafe – Analyst Day, March 9, 2021

The point here is that Paysafe is a true partner, we identified verticals where more than simple payments are required. We listen to the needs of our clients and solve their pain points. We developed relevant products for consumers and merchants to make payment acceptance easy, reliable, and safe. We establish meaningful, deep rooted relationships and watch our business and the business of our partners grow.

Well, how do we plan on leveraging the Paysafe playbook to win in U.S. iGaming? To quickly summarize why we win and why we will continue to win in the U.S. iGaming sector, we’re already live in 14 states with approximately 75% of all operators, and growing. We have a 25-year track record of successfully supporting the iGaming industry. The unique Paysafe two-sided network provides relevant solutions for both consumers and businesses. Our services are specifically built for the U.S. market. We have a long history of working with the key gaming operators and service providers in countries outside of North America, which in many cases are the same groups that have and will be entering the U.S. This gives us a further advantage as we have well established and relevant relationships with a very well proven track records.

We offer VIP services, something that’s incredibly unique, and programs to our key consumers, something that is incredibly important in this space. Our sophisticated Unity platform that I just described includes a single API for connectivity, as well as access to multiple payment types, risk management services, and multiple backend processors to ensure high approval and acceptance rates, as well as fast and easy integration. We have a proprietary digital wallet product that is designed to address all iGaming use cases for both consumers and merchants. We also have the same proprietary assets in our eCash services, which are designed to provide cash acceptance.

Of course lastly, and very importantly, we have a dedicated and focused team of experts who have been servicing the iGaming markets and know the business inside and out, including the U.S. market for more than two decades. As you’ve heard, iGaming is in our DNA. We have a proven track record, many years of relevant experience. That said, however, we specialize and win in other areas as well.

Although iGaming is a significant focus of ours, plugging into Paysafe extends way beyond iGaming. As we have build out our capabilities over the years with a focus on iGaming, we quickly discovered that many of the tools and solutions we provide are relevant for other specialized and highly regulated verticals.

Although our platform can support any e-commerce merchants or SMB, and we do have many clients that fall into these categories, we continue to identify and focus on verticals where we offer more than a simple processing solution, utilizing our wallet and eCash technologies and our expertise in managing risks, including future delivery. We continue to win business in the travel, digital goods, FinTech and integrated payment verticals. Our ability to provide a wide range of payment options, multiple banking choices, risk and fraud management services, the support of multiple payment flows, and the one-stop shop approach by making more than 70 alternative payment methods available within our platform, makes us the perfect go-to payment solutions provider.

Philip mentioned earlier, one of the many examples on how we create solutions to accommodate a variety of business models like future delivery in travel is where we partner with Escrow and other relevant groups to ensure settlements are only made when the service has been provided or the goods have been shipped. Many of our businesses identified in this slide have selected Paysafe for more than one of our products. The more services that our merchants consume from us, the stickier they are.

Given that we have been providing payment services to hundreds of thousands of merchants over the years and have proven that our suite of products helps facilitate commerce between businesses and

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PaySafe – Analyst Day, March 9, 2021

consumers, and we have many examples of where plugging into Paysafe solves complicated problems or solves multiple issues at the same time.

We’ve had many successes by helping our clients provide more ways for their customers to pay, and offering a wide range of innovative solutions that when grouped together, maximize the value of what we can offer.

In order to further bring this to light, let’s consider the following examples. RentMoola is a software platform that makes it easy for property managers, landlords and tenants to interact and make payments for a variety of services. They define themselves as the first FinTech to combine financial services and rental payments into one platform. Almost 10 years ago, when RentMoola was a startup and were looking for a payment service provider, they selected us at Paysafe as the go-to partner. The motivation at the time was simply that Paysafe got it. We understood the problems they were trying to resolve, the functionality they needed and they recognize us as a group that could work with them to find ways of addressing their needs as opposed to looking for reasons why their model couldn’t or wouldn’t work.

Given the success of our partnerships and our ability to help find ways of expanding the payment options they offer to their clients, we have expanded our relationship even further. In addition to card processing as well as ACH and EFT processing, we have supported for a decade, RentMoola has now leveraged our eCash and wallet services as well. What this means is that payments can now be made with cash using our paysafecard and Paysafecash products, and our Skrill wallet is used to settle eCash payments to the landlords. Payments are settled directly into the Skrill wallet, which is set up for every payee.

Future plans will also see the clients leveraging from our Skrill payout services. Again, this further illustrates the power of our two-sided network and how we allow clients like rental payment software providers to benefit by bringing payers and payees together and facilitating easy, straightforward, and creative ways of paying. The Paysafe and RentMoola teams similar to what we do with many of our strategic clients are committed to further explore additional ways to innovate in the rental property management market and have regular product strategy sessions to see how we can deepen our partnerships. Furthermore, with our track record in servicing RentMoola, we continue to build momentum with other relevant clients looking for similar solutions that we provide into this market.

The second example is Google. Over the years, Paysafe has built a strong relationship with Google, spanning all of our business units. Some of the areas where we have had success and strengthened our relationship include the following. In 2016, Google and Paysafe cooperated in order to have the integration of Android Pay into Paysafe’s payment mobile SDKs. Later on in the spring of 2017, Google launched Android Pay in Canada, and Paysafe became one of the first payment service providers, PSPs, to offer in app Android Pay capabilities to merchants in Canada.

In the fall of 2017, Paysafe and Google teamed up again for the global launch of Pay with Google, now called Google Pay. Paysafe was among a handful of world-leading payment providers supporting this launch. In the spring of ‘18, Paysafe’s paysafecard became an accepted payment method on the Google Play Store. This began with an international rollout in Poland, enabling millions of customers to buy Android apps with cash-related use cases that supported financial inclusion, the unbanked, and security concerned consumers. We now currently have with Google 16 countries live using paysafecard, and the rollout has been extended from Google Play Store to the YouTube Premium and other Google properties and services.

In the fall of 2018, Paysafe signed an agreement for auto provisioning of Paysafe’s digital wallet card, our Net+ and our prepaid card that are both associated with our Skrill and Neteller wallet, into Google Pay in a frictionless manner for maximum consumer convenience. This will enable wallet users to purchase in-

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PaySafe – Analyst Day, March 9, 2021

store, as well as online, but in-store without the need of a physical card. This is all done by simply tapping your phone at the point-of-sale.

Again, this is yet another example, or an excellent example of how plugging into Paysafe works. We build our relationships and find additional ways to service our clients, which makes our product, as I said earlier, very sticky and helps us generate more payment volumes. The Google story will continue and our plans for the future include exploring the possibility of our eCash integration into Google Pay to effectively weave cash into the fabric of digital payments, enhancing conversion and customer convenience; and exploring the possibility of Google Pay, extending availability to national lotteries and licensed iGaming operators. An updated Google Pay acceptance use policy and terms of service has been implemented as of March 1, and this was the first necessary step before opening Google Pay for iGaming in more countries.

I’m going to continue with two more quick example that will further drive home why we are the leading specialized payments platform.

More than 15 years ago, we won the right to partner with Ritchie Bros. Auctioneers, a New York Stock Exchange listed company. Ritchie Bros. is a global asset management and disposition company offering customers end-to-end solutions for buying and selling used heavy equipment trucks and other similar like assets. Ritchie Bros. was looking for a payment solutions that would help them manage their online selling platforms, as well as providing the tools necessary to accept deposits payments at their onsite auctions. Given that their auctions take place all over the world, it was also key to partner with a global provider who could assist with payment acceptance in multiple geographies. Given Paysafe’s creative solutions, we have provided payment services to this client, helping them address the fraud issues they were having and providing the flexibility of easy-to-use payment services.

Because of this success, Visa recently approached us given our expertise in this market and our track record and asked us if we can help service another similar business. In this case, the merchant is IAA Inc, also a New York Stock Exchange listed company who is a leading global digital marketplace connecting vehicle buyers and sellers. IAA’s unique platform facilitates the marketing and sale of total loss damage and low value vehicles. A very similar platform to what we’ve accomplished and resolved for the challenges that Ritchie Bros. had. Even though our proposal was slightly more expensive than that of our competitors, our expertise in managing risk and fraud, our ease-of-integration, and most importantly, our relevant success stories in this market, led us to win this opportunity. We are exploring some additional interesting use cases that would also enable their platform to allow for cash acceptance using Paysafecash.

Lastly, our journey to support crypto fiat, on and off ramps, since really 2015 has been an interesting one as well. Six years later, we provide licensed crypto exchanges with card acquiring and alternative payment method services that enable consumers to safely buy cryptocurrencies. We currently serve approximately 27 cryptocurrencies in our digital wallet business and a dozen on our payment processing and acquiring platform. We believe that there will be additional opportunities for Paysafe, and Philip touched on that earlier, and we are looking at the following: exploring the possibility of enabling eCash as a payment vehicle and expanding our crypto card acquiring services to the U.S. and the Canadian markets, as our current focus to date has been in Europe.

Some of our existing crypto clients within our digital wallet business include Bitpanda, Paybis, Transcoin, BuyCoinNow, and in our payment processing and acquiring businesses, Simplex, Cryptomat, Omni Matrix, and Smartgalore (phon) to name but a few.

Whether Paysafe is solving problems for the individual business or identifying opportunities to service unique and interesting verticals or niche markets, or simply addressing specific use cases where the need

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PaySafe – Analyst Day, March 9, 2021

for a specialized payments platform is required, the assets and expertise we have developed and built allow us to win and help our clients succeed and grow.

We recognize that even with all the successes we’ve had to date, our business will continue to identify ways to be more effective and more efficient. As our Company grows and evolves, we continue to identify ways to further transform our business and identify opportunities to consolidate, integrate, and accelerate several areas across the Organization. We have begun our program to unlock approximately $100 million of Adjusted EBITDA over the last 18 to 24 months. These initiatives continue to scale our business and allow our teams to synergize where possible and focus on finding new and innovative ways of increasing efficiencies across the entire Organization.

Our Company has grown both organically and through acquisitions over the last two decades. We have made significant advancements in streamlining and automating many of the functions that are consistent and relevant to our various business units.

To highlight where we’re committed and focused, I will provide a few very quick examples. Through operational leverage, we’re consolidating our operational teams, streamlining processes and automating manual tasks where appropriate. This remains a focus of ours and this includes further expansion of our hub in Bulgaria, where we have operational and development centers of excellence with high levels of productivity and lower costs than other locations.

The Paysafe Unity platform will have approximately 70% of all our technology running on Cloud by the end of 2021, as well as a significant reduction of the datacenters where we are operating, and as a result, our reduction in costs associated with this initiative. We have already migrated our eCash services to the Cloud in 2020, we will be completing our digital wallet platform this year and wrapping up with our payment processing assets in 2022. Over the past 12 months, we have reduced our datacenters from more than 10 to four. A further sunsetting of legacy technology stack and consolidation will continue.

As a matter of fact, we completed the migration of the Neteller digital wallet platform over to our Skrill digital wallet platform at the end of 2020. This has greatly improved our ability to add features where appropriate, address changes and enhancements to both products simultaneously, reduce our costs by having only one wallet platform to support, and accelerated the development of new functionality, providing additional and improved services to our customers, which has resulted in increased volume.

With improved global risk services, we have further consolidated our suite of risk tools, which includes underwriting and monitoring, data analytics, and intelligent routing used to maximize acceptance and approvals. This will result in our ability to generate more volume and revenue through our platforms.

The infrastructure we have developed and continue to focus on with respect to global servicing has further enhanced our ability to drive cost savings and increased profitability. For example, we are targeting a 40% reduction in our overall office footprint with estimated savings of more than $2 million, and our Banking as a Service initiatives where we have consolidated all of our banking, card scheme, and alternative payment needs under one team, has allowed us to identify approximately $15 million of annualized EBITDA benefit.

And our centralized enterprise sales organization has established a system and process to connect the dots as it relates to all of the services and products Paysafe supports, and enabled us to focus on large and very strategic opportunities, as well as creating a culture where cross training is regularly done for all of our sales teams who span across all of our business units. This initiative alone has proven successful in 2020 and we’re targeting to drive $25 million of incremental revenue in 2021.

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PaySafe – Analyst Day, March 9, 2021

There’s a lot to digest here. As mentioned, we have many margin meaningful areas of opportunities that will allow us to grow and scale our business. I would like to bring one of these exciting initiatives to life to further illustrate how Paysafe makes things happen.

The Banking as a Service initiative that I touched on earlier is a journey that we’re on and that started with a decentralized structure and approach, and has since been reorganized as a new horizontal focus on banking and alternative payments group.

The end state we are heading toward will be a fully integrated Banking as a Service solution that creates a widespread ecosystem for merchants, which makes their own banks obsolete, and for consumers who become empowered with virtual bank accounts and global payment capabilities. How it was before? Each of our business units manage their own banks. There was a lot of coordination on banking relationships. We had a large number of thinly rewarded banks with sub-optimal economics and cost base.

We created a new horizontal business unit, elevating banking to a group function with a more strategic focus on maximizing both capabilities and buying power. How did we do it? Well, as you heard from Philip, we hired FinTech bankers, FX and payment experts from top banks and providers, such as Deutsche Bank, Barclays, UniCredit, BNY Mellon and TransferWise, and built a best-in-class team. We now have a consolidated team who focuses on extracting the most value we can from our partners; with better service, expanded functionality, and lower-cost, we’ve already seen material benefits, many of which will grow and expand in 2021 and beyond.

In 2020, our first-year with this new program and team, we generated $10 million of annualized cost savings by renegotiating bank acquiring and payment provider contracts, improved FX dealings and freeing up trapped cash, safeguarding using letters of credit, and improve liquidity management. There are many more opportunities that we are banking on in 2021 and beyond. These include direct swift connectivity via Swift Hub, an APM hub to facilitate dynamic payment routing, an FX hub to fully automate API driven FX execution, and additional cost savings derived from further transaction fees and FX margin efficiencies, as well as incremental revenue from the enablement of additional payment methods and deposit rails as we further integrate more and more options into our wallet.

Where are we heading towards? We are leading to the delivery of a Banking as a Service solution that integrates all of our assets across acquiring, digital wallet and eCash. Why am I sharing this with you? I’m sharing this to illustrate through the details of our banking journey how we’re thinking about further transforming our business and delivering tremendous value.

At this time, it’s also important to stress that the objectives we have are communicated and shared across the entire Organization. We strongly believe that in order to be successful and maximize our ability to win and achieve the goals I’ve touched upon, that these objectives are well defined and communicated to the entire Organization.

Every year, we establish a Paysafe top 10 initiative program and we ensure that everyone understands what we’re trying to accomplish and that these programs are relevant and important throughout the entire Company. The key stakeholders and contributors meet every week with Philip and the Executive team to review progress and address challenges to ensure that we maintain focus and our collective eye on the desired outcomes.

Our top 10 initiative cover areas that are related to growing the business, like accelerating our enterprise sales initiatives and selling Paysafe, scaling the business, like I just described, transforming our banking organization and moving towards Banking as a Service, and of course, protecting our business, by further enhancing our risks and regulatory platforms.

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PaySafe – Analyst Day, March 9, 2021

As we continue to build our business organically, as we just described, we’re also focused on accelerating our growth through M&A. Paysafe has had a successful track record over the last 10 years of identifying acquisition targets that meet our growth objectives. We have successfully integrated all the companies we have purchased and have met or surpassed our synergy targets. Some of these acquisitions over the last few years includes Skrill, iPayment, MCPS, Income Access, and Openbucks to name a few. Our recipe for success goes beyond our focus to ensure tight integration of systems, processes, and accounting, but extends to the way in which we engage the staff and ensure that the cultural fit is a good one in order to make this transition as seamless as possible.

Our M&A team will engage with Bill Foley’s team using a best-in-class playbook to ensure we hit the ground running in our quest to complement our business with the right targets. Our focus will continue to be in the following areas.

iGaming, with an eye for targets that provide complementary and relevant services to payments for iGaming operators, including but not limited to alternative payment methods;

Digital wallets in order to leverage off as a robust platform; remember, a single wallet platform supporting multiple brands as we currently do Neteller and Skrill and including consumer on-boarding, underwriting, customer support offered in multiple languages, as well as rich and deep functionality. This is for businesses with large databases of clients who are engaged in payments, who are looking to leverage off of this type of platform and technology.

eCash. Accelerated geographical expansion to build up services in countries where we currently do not have a presence. We’re at about 50 countries currently, but there are other countries that we have our eyes on that a strategic M&A transaction would help us accelerate that particular geographical penetration.

Then integrated payments, of course. The opportunity for further consolidation and migration of platforms, as well as looking at, again, geographical expansion.

There is full alignment between the Paysafe and Foley teams and we share a combined focus on exploring and assessing all meaningful options. As I hope you can tell, we are incredibly enthusiastic about our business. We are excited about the opportunity to work with Bill and his team, and we are energized and motivated to continue growing and scaling. We will continue to enhance our capabilities and maintain our position as a leading specialized payments platform. We will ensure that our clients and future clients continue to plug into Paysafe.

Thank you, and now I’d like to hand it back over to Will.

Will Maina

Thanks, Danny.

It’s now my pleasure to hand the presentation over to Izzy Dawood, CFO of Paysafe, to run through the financial section.

Izzy over to you.

Izzy Dawood

Thanks, Will.

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PaySafe – Analyst Day, March 9, 2021

I hope everyone was able to take advantage of this quick break because it’s time to get into numbers, and some more numbers will bring this to life.

As a start Philip covered our evolution, our partnership with Bill, our business segments, and our vision. Danny focused on our growth drivers and brought them to life with real examples and use cases with genuine excitement. I will focus my time on how our businesses drive volume, drive revenue and sustain performance, and then wrap it up with our financial update as well.

Let’s turn to Page 32. As I mentioned before, Paysafe has a compelling financial profile and I’ll break it down on the right-hand side of the page at the breakdown of the components. Of the 4,300 listed companies, about 1,500 companies have revenues over $1 billion, we expect $1.5 billion-plus. Of the 1,500 companies, roughly 300 expect revenue growth over 10%, consistent with all expectations of long-term growth. Only 70 have margins greater than 30%, and less than 40 of them have a capital-light business model. We passed these hurdles and one of only four companies in the global payment space, truly a scarce opportunity. We firmly believe our business model is built for sustainable growth.

Let’s move to Page 33. In my mind, sustainability is driven by several factors. Diversification is the first factor and can be seen across three lenses. Working from left to right, Paysafe was balanced across our three business segments, each with their unique value drivers and ability to leverage the power of our two-sided network. We’re also spread across key geographies, creating numerous avenues for organic growth and M&A opportunities. Finally, to the right, we drive value across multiple specialized industry verticals.

iGaming primarily drives our B2C revenue from online sports betting, online casino, and online iLottery, and it’s 100% e-commerce. Our SMB vertical is the primary source of our B2B revenues serving a variety of industries. Finally, we are able to provide bespoke or customized solutions for a variety of large and fast-growing segments in our emerging verticals, ranging from our proprietary trust solutions in travel, and eCash and wallets solutions for digital goods and FinTech services. Holistically, 75%-plus of our revenues come via online interaction with our customers.

Now, let’s turn to Page 34. Another element of sustainability is our asset-light operating model. Historically, we have shown that we utilize less than 25% of EBITDA to support capital expenditures and changes in working capital. This allows us to support investment of product feature functionality, invest in heightened standards of security and compliance, and also gives us flexibility to delever rapidly as we grow the business via M&A.

Moving to Page 35. As you can see from the chart on the left-hand side, our year-end leverage is approximately 6 times 2021 estimated EBITDA. After repayment of approximately $1.1 billion of debt post-closing, our leverage will decrease to approximately 3.7 times estimated 2021 EBITDA. We also anticipate receiving an upgrade to our debt ratings from the rating agencies. Finally, we’re also evaluating if our current debt stack can efficiently refinanced, which could further improve our leverage profile and create additional flexibility.

On Page 36, I will take some time and double-click on the product and services that Philip and Danny highlighted, and share how our KPIs drive revenue.

In digital wallets, we enable our customers to send money, move money, make money, and spend money all within the wallet. In addition to our traditional deposit and withdrawal, our customers can transfer money between wallets, or transfer to the merchant’s wallet.

Our capabilities, in addition to money transfer and to and from the merchant, involve traditional e-commerce transactions and foreign exchange trades. The breadth of these activities gives us multiple

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PaySafe – Analyst Day, March 9, 2021

sources of revenue. We handle over $20 billion of volume with 3.5 million active users, and our platform drives a blended take rate of approximately 1.9%.

For eCash, revenue is predominantly driven by merchants who leverage our distribution network to drive online sales. We also earn revenue from maintenance fees and unused balances. We processed approximately $5 billion of volume with merchant fees ranging from 2% to 7%. In 2020, our blended take rate was approximately 7%. We have a network of over 650,000 distribution points, with 13 million active users in 50-plus markets around the world. Through COVID, we have seen tremendous growth and adoption of our products and services in eCash.

Finally, the drivers for integrated processing are consistent with a traditional merchant acquiring business: revenues driven by fees based on volume and transaction fees through our gateway. In addition, we earned revenue from value-added services such as tokenization, funding, business intelligence, telex, check services, etc. We process approximately $70 billion of volume across 250,000-plus merchants and over 150 ISV platforms. Our blended take rate is approximately 1%, which demonstrates the specialized nature of the services we provide via that channel.

Before we discuss expectations for 2021, let’s quickly take a look at how we did in 2020.

On Page 37, we are comparing our 2020 results to the presentation on December 7, that many of you have seen. Both volumes and revenue came in higher than expected as we continue to see favorable trends in eCash and integrated processing. EBITDA and EBITDA margins were effectively in line with what we expected as well. I will note on a reported basis, both the revenue and EBITDA in 2020 include the results of Pay Later, which we sold at the end of Q3 last year. As a result, reported financials will reflect higher revenue and EBITDA compared to the December 7 presentation. We have provided further details in the Appendix.

Now, let’s turn our focus to 2021.

Starting at the table on the right-hand side of Page 38, in 2021, we expect volumes to be approximately $100 billion to $110 billion, reflecting growth of 9% to 19% year-over-year. Our assumptions also include a COVID recovery in the second half of 2021. The growth in digital wallets is being driven by an increase in number of sporting events and increased usage in our emerging verticals, such as foreign exchange and crypto. eCash continues to see year-over-year momentum from greater adoption of the product and continued expansion to new markets. Finally, integrated processing is benefiting from our continued expansion in U.S. iGaming and post-COVID recovery in the second half of the year.

Now, let’s move to Page 39 and we shift our focus to revenue. We estimate our 2021 revenue to be $1.52 billion to $1.55 billion, which is marginally higher than we indicated at the end of last year. Our take rate is expected to be just under 1.5% or 5 to 10 basis points lower than 2020, and in line with our presentation on December 7. We see strong growth in our processing and eCash businesses continuing to 2021. Our overall take rate is lower than 2020 but inline with pre-COVID levels. Revenue growth is expected to be double-digits over the long run.

On Page 40, we’re showing a new guidance disclosure. Our gross margin is expected to be $930 million to $970 million, and the gross margin percentage is expected to be flat to 2020. Consistent with revenue, we expect double-digit growth over the long run as well.

Turning to Page 41, we’re able to provide some additional granularity on expenses as well. We expect 2021 expenses to be between $1.03 billion to $1.07 billion, reflecting low- to mid-single-digit growth, and consistent with our prior guidance. We’ve also assumed a range of $9 million to $14 million of expenses related to the transition of becoming a public company. This range is slightly higher than our disclosure on

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PaySafe – Analyst Day, March 9, 2021

December 7, as we have continued to refine our estimates. These expenses include additional staffing, higher insurance premiums, third-party resources, and certain non-recurring expenses that will be reflected in EBITDA. Over the long run, we fully expect to maintain 200 to 300 basis points of operating leverage by ensuring expense growth is lower than revenue growth.

Moving on to Page 42 and EBITDA, our expectations for EBITDA are $480 million to $495 million inclusive of the public company expenses. This rate is in line with our prior guidance of $501 million once we factor in the additional expenses. Our EBITDA margin is expected to be roughly 32% showing approximately 150 basis points of margin improvement driven by our ability to scale and drive operating leverage. It is important to note that our operating results are influenced by euro and U.S. dollar exchange rates. We have provided additional sensitivity and assumptions in the Appendix as well to help build your models.

On Page 43, let’s pull it all together with a quick summary. Focusing on the first two columns, you can see our revenue and EBITDA expectations are in line to slightly higher compared to the December 7 presentation, and EBITDA margin in line. Additionally, we’re providing guidance for Q1 performance. We expect revenues of $360 million to $380 million with strong year-over-year growth in eCash and lower revenue for digital wallets. As we shared in our December 7 presentation, in mid-2020, we took proactive actions to eliminate certain referral channels and continued to de-risk our digital wallets business. The impact of those actions will impact year-over-year Q1 variances. We expect gross margin of $220 million to $230 million, and EBITDA of $105 to $150 million. From these disclosures, you can infer total expenses of $250 million to $275 million.

Thank you again for your time, and I will turn it over to Philip for closing remarks and Q&A.

Philip McHugh

Thanks, Izzy.

If we can bring Danny on online as well. Will, do we want to kick off? Hopefully, you guys have gotten plenty of information.

I’ll hand it over to Will to run the Q&A session.

Will Maina

Thank you, Philip.

Thank you. With that, we will take our first question from Jamie Friedman from Susquehanna.

Izzy Dawood

Jamie on mute?

Will Maina

We may have lost Jamie.

Let’s take a question from Tien-tsin Huang from J.P. Morgan.

Tien-tsin Huang

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PaySafe – Analyst Day, March 9, 2021

Dan and Will, can you hear me?

Will Maina

Yes, sir.

Tien-tsin Huang

Sorry about that. I just want to make sure I’m getting the right buttons. Thanks for taking the questions. Thanks for the update. I think it’s pretty straightforward.

I think I just wanted to get a sense of a couple of things. Just hearing your presentation, thinking about the Bill Foley playbook, again, some of the guidance that you talked about. I know you mentioned FIS and that grew quite a bit inorganically, but I’m also thinking about Ceridian and Black Knight, which is a little bit more organic and they obviously have very good outcomes as well. I don’t know if you can maybe comment on that. You gave very clear organic assumptions here. But is there another story to think about if we are thinking about an FIS-like playbook, or is this going to be a little bit more organic with some of the shift to the Cloud and move to Unity that can drive some excitement around the growth, if that question makes sense, Philip and Izzy.

Philip McHugh

It does. Good to hear you, Tien-tsin.

Tien-tsin Huang

Thanks for your time.

Philip McHugh

Yes, I think there are two ways to think about it. One, we talk a lot about the Bill Foley playbook, and the way I think about it since we’ve been talking since August, it’s a real accelerator to what we’re doing. By no means are we the finished product and the platform is done and everything is perfectly integrated. I’d love to say it’s so. But that was part of the excitement factor for Bill as well. We kicked off our journey. We’ve really focused the business. We have the top 10 investments that Danny alluded to there.

Bill brings some really strong operators on to the Board. He brings us track records of unlocking more value on the cost front, reinvesting that on the revenue front. We were already on a path to do that. Some of the Board members Bill’s bringing on are really great coaches, advisors, pushers to accelerate some of those programs, I think it’s part one. Two, in all of Bill’s companies, he’s created really interesting and really effective incentive programs as well to go that extra yard and find even more value. We’ll be implementing that program this year as well.

We do see a strong and consistent organic growth profile, and as Izzy said, both double-digit on the top line and the bottom line. That is similar to what you called the Black Knight or Dun & Bradstreet playbook. We see that and we think there’s plenty of opportunity, as Danny talked about. There’s up to $100 million of EBITDA we think we are finding and we’ll continue to find through the next several quarters.

But it’s not just an organic story. We really do look around the market. We see some really interesting payment methods out there, more on the wallet front. We think they consistently have the same inefficiencies, very expensive banking services, very expensive KYC and credit underwriting capabilities. We think that’s something we’re good at. We are one of the few companies that has multiple wallets at

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PaySafe – Analyst Day, March 9, 2021

scale in multiple markets, and we can leverage that. That’s a play that we see. Two, we think in U.S. iGaming, there’s some opportunities with some other companies where if you can continue to combine what we have with some other players, you’re getting more and more share of that operator’s cashier. We think that’s powerful. In eCash, it’s about distribution. We have a very strong footprint across Europe. We’re present in 50, 60 markets, but we think there’s some opportunities in new markets to add distribution and expand what we offer as well.

There are some pretty material M&A opportunities. Obviously, you can’t guarantee that we’re not going to have our disciplines and walk away when we need to. But we do think that we’re well positioned on that front, so it is both actions matter here.

Tien-tsin Huang

Thanks for that. Very complete. I’ll get back in the queue. Thanks.

Philip McHugh

Thanks, Tien-tsin.

Will Maina

Thank you. We’ll take our next question from Josh Levin of Autonomous.

Josh Levin

Hi. Good afternoon.

Can you please explain how we should think about your TAM, and especially the market size estimates on Slide 24? Those figures on Slide 24 look like the GGR numbers that companies such as DraftKings give out, but you are calling them deposit volumes. Shouldn’t there be a multiplier between GGR and deposit volumes?

Philip McHugh

I’ll hand that over to Izzy on talking about TAM and how we think about that one.

Izzy Dawood

All right. Thanks, Philip. I’ll take the softball.

Hi, Josh, thanks for the question and thanks for the heads up on that as well.

We’ve had a fair amount of conversations, as you can imagine, with the providers, with the folks in the industry about this. What we have learned, and there’s a range here, that the GGR to deposit volume is a range in a mature market, and you can look at Europe primarily as mature, between 1.5x to 2x your GGR. You will find parts of online gaming, like for example, casino is a lot higher, sports betting is lower. But that ratio, again, when we put all of it together is about 1.54x to 2x. What we have used here is about 1.5x based on the data that we had from H2 in terms of converting a GGR number to a deposit volume. That’s one.

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PaySafe – Analyst Day, March 9, 2021

Second, we have seen all kinds of analysis and studies on the size of the market here. Yes, some of them actually double what we’ve shown here in the U.S. as well. Hopefully, that does transpire. Our focus remains really regardless whether it’s deposit volume or whether it’s GGR is that growth rate.

How we measure success is that we beat these growth rates as we grow iGaming. We should, given our capabilities, not only just on the processing side, but also digital wallets. Hopefully that’s a little bit more clarity on that one.

I will also, last thing, Josh, I will say. Our prior footnotes, I’ll be the first to admit it, our prior footnotes weren’t as clear whether that was GGR or deposit volumes. Given the note you wrote and some other conversations, we’ve updated that to at least provide some clarity on it.

Philip McHugh

Thanks, Izzy.

I will just add as well, at the end of the day, the U.S. market, it is very exciting. There are lots of growth forecasts. It’s not going to be this simple linear number. We think it actually to be quite lumpy as different states go live in different product segments. At the end of the day, our focus is as a state opens up, we’re ready on day one with the state, we’re ready on day one with the operators, and we partner with them to help create and activate that market. If the market grows faster than we’re showing, that’s clearly good news. Thanks, Josh.

All right, Will?

Will Maina

Thank you. We’ll take our next question is from James Faucette of Morgan Stanley.

James Faucette

Good afternoon. Thanks for taking my question. As part of—

Philip McHugh

Hello.

James Faucette

Sorry, can you hear me?

Philip McHugh

Yes. I can hear you now.

James Faucette

I’m sorry.

As part of your business today, you find opportunities to charge fees to the customers, etc., particularly around things like withdrawals, etc. Can you talk a little bit about how you’re thinking about that as a

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PaySafe – Analyst Day, March 9, 2021

revenue source over the long run? What things like price elasticity relating to demand may look like and how you think that part of the business revenue stream will evolve over time. Thanks a lot.

Philip McHugh

Thanks, James. Are you talking in general? Or what are the specific products, James?

James Faucette

Just in general. If you want to give examples via specific products, that’d be great.

Philip McHugh

I’ll take a stab at. Izzy, maybe you jump in here as well.

Across the products, in the digital wallet, we talk about it broadly about 190 basis points of take rate. Within there, what’s interesting about the digital wallet, it’s not like this binary product of merchant service charge. We have multiple fees. Depending on what country that you’re funding from and what APM, you have a variety of charges there. If you’re funding through APMs in some like Latin American markets, that might be very different than a bank transfer in Europe. You have quite a range there.

You do have merchant service charges, again, that ranges from very large operators like Bet365, to some smaller operators in different markets, and you get variety there. Then you have lots of different types of transactions happening. We have quite a robust trading capability, we have remittance capability and the charges change from quarter-to-quarter, we have people migrating and activating prepaid accounts. Now, I’m also getting your traditional prepaid interchange into the ecosystem, so there’s a lot of fee opportunities within that ecosystem. What we see is drive net active accounts, drive up the overall transaction volume within the wallet. As we stay quite diversified globally, we expand into different markets. We think that mix of different products and adding functions will allow a nice sustained blended take rate in digital wallets.

On the eCash side, what we see is the following: there is the prepaid product and there is the Paysafecash, that invoice product. There you have some distinctions. On the eCash product, we do have a high take rate, you’ll get up to close to 700 basis points. That is actually what we charge the end merchant.

Now, we share a large piece of that with the distributors on the backend. That’s a very nice win-win situation there. We see that to be extremely robust. Danny mentioned some very large big social media technology partners that we signed recently, these are very demanding and very powerful companies. We’ve maintained that type of very high level take rate because we access customers that others cannot.

I think that is the real key here, is we bring new customers into the ecosystem, so you get a player like Spotify, they actually see sales driven by new sales, new customers because of our products. We do think that is sustainable as we grow, we’re seeing that in other new markets as well.

However, as we grow the Paysafecash business, the target there is less an online game like a Fortnite transaction which is quite low, $8, $9, or a one-off bet which the average ticket is about $18 to $20. There is a lot of transactions, hard to get segments. As we go into some things like property, property management, help to take deposits for digital banks, there’s going to be larger tickets and in different verticals, so the take rate there will be lower. We will see some blend mix, but we’re very happy with that mix and what each type of product brings to the table.

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PaySafe – Analyst Day, March 9, 2021

Then finally, on the integrated processing side, again, there’s a decent amount of variance. You have really—when you’re dealing with larger-scale, sophisticated e-commerce operators, you’re going to be in that 60 to 75 basis point range. We have FX, we do have some specialized products there, but then on the smaller and medium-size side of the business, the blended take rates will be above 100 basis points, typically, on the type of products we can provide, so the blend there stays around 100 basis points, and we think that’s also a pretty sustainable model.

James Faucette

That’s great. Thanks for that, the color.

Will Maina

Thank you. Our next question will come from Tim Chiodo of Credit Suisse.

Tim Chiodo

Great. Thanks a lot, Will. All right. A couple of questions here that are mainly more mechanical.

The first one is around the acquiring business or the integrated processing in the U.S. Could you talk a little bit—you talked a lot about having various different connections to various underlying processors. I wasn’t 100% sure if that meant that part of the business, which I understand part of it is gateway. Maybe you could talk a little bit about the acquiring mix where Paysafe is taking the acquiring risks versus the portion of the business where you’re serving more as a gateway. Then maybe answer that for the overall integrated processing business, but then drill down a little bit more on U.S. iGaming as well, where the answer might be—I understand, maybe a little bit different there.

Philip McHugh

Yes. Just some flavors; and Danny, maybe I’ll hand it over to you to add a little color, too.

On that, for the small and medium enterprise business across the U.S. market, our backend processes are TCIS and First Data; we’re a wholesale ISO, so we board, we’re the gateway, we own the merchant accounts. We just pay the very small thin layer of a wholesale processing cost and we have great partnerships with both TCIS and Fiserv. We have a boarding tool, one board allows you to access both platforms, and that’s a fairly unique position in the market. That’s how we operate there, it is our merchant, it is our risk and we process with them.

Then globally, we have a lot of variety here. In the U.S. for U.S. iGaming, we’re predominantly on the gateway side of the business where we get—we do have risk reporting, regulatory capabilities plus our proprietary APMs. That’s where we get broader and deeper take rates over time. We process with Worldpay and have a capability with Fiserv as well, so we do multi-processor there. Again, it’s a nice feature to offer your client. As we go on to other markets, in Canada, we have a few processes that we use also from a gateway approach. In Europe it’s gateway plus we’re the acquirer of record leveraging RS2.

We use quite a lot of backend processors, single upfront integration, access to APMs, risk on the front-end and depends on the use case either gateway only or gateway and the acquired record but leveraging a platform.

Danny, I’ll hand over you if I have missed anything there.

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PaySafe – Analyst Day, March 9, 2021

Danny Chazonoff

Yes. Thanks, Philip. Maybe I can just add a couple of points.

When it’s related to e-commerce or online, I would say that the majority of the cases almost exclusively we’re providing both the gateway service and the acquiring service, and that is true in both Europe and in North America. As Philip mentioned, in North America, we have very deep rooted partnerships, not only with the processors but also with the acquiring banks as well.

We have multiple acquiring bank relationships for a variety of reasons. Number one, to provide options to our merchants. Number two, there may be a slightly different risk appetite from an acquirer perspective. We want to make sure that if we’re comfortable with the merchants and we’re comfortable with the vertical, then we always have a home for that particular merchant. Also, we have many merchants that for one reason or another, especially if they do high volumes, that are looking for redundancy. We can offer the redundancy because we have multiple bank acquirer relationships and connectivity into our gateway, where some of our merchants actually use us as the gateway, use us as the acquirer or to get to our acquirers, and then will run traffic between more than one acquirer so that they have that additional layer of security from a redundancy perspective.

As Philip mentioned, in Europe, we are the acquirer of record, so we have a principal membership with Visa and MasterCard. What that brings for us is the ability to do our own underwriting without any intervention at all from an acquiring bank. We communicate directly with MasterCard and Visa. We have a lot more flexibility with respect to speed of on-boarding and so on and so forth.

When it comes to e-commerce, when it comes to online, pretty much almost every time we’re acting as the gateway where we earn transaction fees, etc. We’re also acting as the acquirer representing groups like Moneris or Worldpay or whomever, depending on the relationships that we have worldwide.

Tim Chiodo

That was a great answer. I really appreciate that, we’ve got a lot of good detail there. It sounded like in most cases, you’re either directly the acquirer like in Europe or wholesale ISO, in other words taking the acquiring risk in other markets. But you did mention that for U.S. iGaming there’s a portion of the business there that is gateway only. Just curious, why do you opt to be in the gateway position in U.S. iGaming rather than doing the full stack acquiring and taking the acquiring risk there?

Danny Chazonoff

Maybe I can start Philip and then I’ll hand it over to you, if that’s okay.

First of all, for us in iGaming, a gateway is more than just connectivity to acquirers. The gateway for us as it relates to Unity as an example and really Unity the first use case for us, and the first success that we had when we launched it a couple of years ago was specifically for iGaming. The motivation and the background for that simply is that when a merchant or a client or an operator integrates into Unity or the gateway, they have access to all the tools that we make available that are relevant for iGaming, and that’s a combination of things. So obviously the direct connectivity for Visa, MasterCard, credit and debit cards, no problem, but in addition to that, our own proprietary alternative payment methods like paysafecard, Skrill, etc.

But what we also do, and we didn’t really touch upon it in great detail but I think it’s important to note, is that there are some other methods in which merchants may want to offer like for example direct debit or ACH. We do have other providers that we integrate into our platform, so therefore there’s no need for our

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PaySafe – Analyst Day, March 9, 2021

merchants or operators to have multiple integrations if they so choose to move all their traffic regardless of what the endpoint is going to be from a payments perspective through our gateway.

The other comment that I can make is that we have a very strategic relationship with Worldpay. If you bear with me for a minute, I’ll tell you the story very quickly.

About two and a half years ago, Worldpay approached us saying that, “Look, we know that you guys are pretty much the de facto provider when it comes to wallets and cash. We know that you have relationships directly with the consumers and we know that that is going to be incredibly relevant as the U.S. opens up. We know that we can’t build it ourselves because it’s just going to be too time-consuming, too difficult, and there’s too much regulatory constraints and the legal and the compliance requirements that you’ve already built-in and have the expertise on. Quite frankly, we spoke to someone else who has a wallet as well and they just don’t get it. They just don’t understand exactly how to service a U.S. consumer.”

We decided to enter into a strategic relationship a couple of years ago which meant that we would be enabling their connectivity to take advantage of things like eCash and wallet and we’d be able to take advantage of their acquiring relationships through their bank.

Even though we only act as a gateway, and I don’t want to say only because obviously as I described there’s many benefits along the way, we do share in the split of revenue with Worldpay on the acquiring side. It’s not like we’re not making any money on the acquiring, we’re making gateway fees and we’re making a portion of the fees that Worldpay charges.

Tim Chiodo

Danny, that’s extremely helpful. It sounds like it’s a gateway plus. The point around Worldpay makes a lot of sense. It sounds like those acquiring volumes are actually being sent over to Worldpay for a lot of the U.S. iGaming business but you’re sharing in that revenue and monetizing in numerous other ways as you mentioned, the ACH, etc.

Danny Chazonoff

Yes, correct. What’s really cool, and I mentioned it earlier on, is that a lot of our competitors are also our customers. If you look at eCash as an example, you can talk about all the gateways out there that are pretty relevant, that have eCash, our eCash product, paysafecard embedded into their platform. When we don’t win an acquiring deal, we’re going to win some business regardless because of things like Skrill and paysafecard. That really gives us an advantage over some of our competitors.

Tim Chiodo

Thank you to everyone. Those are really great answers. I really appreciate it. I’m going to hop back in.

Philip McHugh

Thanks, Tim.

Will Maina

Thank you. Our next question is from George Mihalos at Cowen.

George Mihalos

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PaySafe – Analyst Day, March 9, 2021

Guys, can you hear me?

Philip McHugh

Yes. Hi, George.

George Mihalos

Great. Hi, Philip, good to have you back.

Philip McHugh

Yes, good to be back.

George Mihalos

Great. Two-part question from me. I guess firstly, you guys talked about rolling out Banking as a Service. I was hoping you can get into a little more depth around some of the functionality there and if that’s going to be more of a vertical-specific approach or how broad that could be in nature. Then secondly, the $100 million of new EBITDA initiatives, where it sounds like there’s a lot of streamlining and the like, over what timeframe will those benefits accrue to Paysafe? Thanks, guys.

Philip McHugh

Sure. I’ll do a quick pace and, Danny, I’ll hand it over to you.

On the Banking as a Service I really think of it as two pieces. One, Skrill, Neteller and paysafecard all are very sophisticated in the stored value products. What we’re doing is we are building up functionality like I say money in and money out, Pay-In Pay-Out, (inaudible), remittance. I talked about how we’ll complete KYC on 80% of our base in paysafecard and we’ll start to add an account there and create functionality. That’s one way of looking at it, creating that layer and creating lots of functionality capability for end consumers is definitely a thing for us and for a couple of pretty exciting players in the market.

But there’s also the whole backend infrastructure, all the multiple bank accounts, the multiple relationships, and how they create a much more efficient backend platform that we think can scale. I think about it in those two pieces.

But let me hand it over to Danny on that one. Then Danny, why don’t you pick up on the initiatives as well, like the playbook initiative?

Danny Chazonoff

For sure. Thanks, Philip. And thanks for the question.

Maybe I could drive home one particular example that I think will help clarify some of the concepts and ideas that we’re pursuing as it relates to Banking as a Service.

If you think about our wallet technology, our wallet technology is basically maintaining accounts, debits and credits and balances, not only for consumers but also for merchants as well. If you think about it, because of the two-sided network and because of the way the wallet has been architected, we have

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PaySafe – Analyst Day, March 9, 2021

wallet accounts that represent the ins and outs and the debits and credits and the balances of consumers, but we also have the same thing for merchants.

When there is a transfer from a consumer to a merchant, the balance of the consumer goes down and the balance of the merchant goes up. Basically, we have all the functionality if you think about it that maintains bank account functionality.

Most people when you hear about wallet, they automatically gravitate towards or think about the consumer side. They don’t think about the merchant side. One of the things that we are pursuing and that we’re looking at is if you think about the large population of small and medium-sized businesses that we have in our processing business in particular in the U.S., we want to find ways of adding some additional value and benefit, and providing them with the ability to get their settlements and their payments faster.

One way that we could do it, since it’s an honest transaction because we own the network, is instead of settling the accounts through the ACH rails or some other mechanism, we push those funds to their wallet. The merchants would have a wallet account, they would hold a balance and in addition to that, they would also have all the other benefits that a consumer has within the wallet, which is for example a prepaid card that is attached to the balance. They can have their funds deposited there in real-time or near real-time, they’re benefiting from that. There may also be incremental fees that we can charge for that service, so it’s definitely commercially viable. Then the merchant can go ahead and withdraw if he wants, or he can actually spend online or offline with the cards that are attached to that account. That is yet another example.

Now, of course in addition to how we are going to change the way in which our products work and benefit both the consumer and the merchant, there has been a tremendous amount of change and enhancements that we’ve made collectively as an organization in particular over the last 12 months as we look at the way in which we engage with our banking partners. When I say banking, I’m not only referring to the traditional banks, I’m referring to alternative payment method providers that we have relationships with, aggregators who offer multiple payment methods that we have relationships with, the processors in some cases it may be relevant, and so on and so forth.

By consolidating that view, by working more collaboratively with them, by really focusing on identifying those partners that are more material significant, we’ve been able to increase the efficiency and decrease cost.

To answer I think it was your second question about timing, this is a journey that we started probably about a year ago, give or take. When I say journey I’m not only referring to Banking as a Service, I’m referring to the way in which we look at risk globally. We just had a massive integration with respect to Feedzai that went live in 2020, as we look at operations as a whole, as we continue some of the work that we had started with respect to integration of certain areas within the Organization. But the timeframe for us is about 18 to 24 months, give or take. We will realize benefit in 2021 for sure and we’ve flagged those and we’re banking on those and we’re seeing the momentum and the success this far. But some of the realization of that $100 million will take us into 2022 and probably into the first couple of months of 2023 as well.

George Mihalos

Great. Thank you, guys. I appreciate it.

Philip McHugh

Thanks, George.

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PaySafe – Analyst Day, March 9, 2021

Will Maina

Thank you. Our next question comes from Bob Napoli of William Blair.

Philip McHugh

Hi, Bob.

Bob Napoli

There we go. Can you hear me now?

Philip McHugh

Yes, we can hear, Bob.

Hello? It looks like you’re on mute Bob I can see the mute button on your screen.

Bob Napoli

There you go. Got it?

Philip McHugh

Yes, perfect.

Bob Napoli

Perfect, very good, thanks. Very complicated.

Just on the iGaming, the gaming opportunity. I would just like a little more color on your view on market share in iGaming where you have—is this a winner take most type of a segment over the long term? I think you know many of your partners probably also partner with some of your competitors. Just some thoughts on the market share longer term in the iGaming space, and where geographically you really need to expand. Obviously, the U.S. is a big opportunity.

Philip McHugh

Yes, I’ll take a first crack at this and again Danny can jump in.

I don’t think that this idea of this binary winner take all is necessarily the endgame in iGaming, we don’t see that globally as well. Probably in this vertical, more than in many other verticals, there are multiple aspects like there is the gateway and integration in the way Danny described that gateway plus plus. That’s one set of very critical services. Where it’s not just capturing the payment, not just capturing credit and debit card; there’s multiple other services around that which add value. There’s the backend acquiring and processing. We showed the cases where we have some of that share, but we also partner with multiple players and they’re going to be competing on the backend for that share.

But the cashier at an online gambling operator is quite broad. There’s direct from bank transfer, there is cash. We think the VIP sector is actually an underserved market in the U.S. where you need instant funding, you need multiple ways to pay, you need VIP support as well. I feel from operator standpoint,

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PaySafe – Analyst Day, March 9, 2021

you don’t just think, okay, I’m going to get a credit card processor and I’m done. You want to get as many customers in, they want to play, they want to bet the way they want, and this changes from market to market. We can sit there and we can give them as why the scope of cashier solutions as anybody in the market, but there will always be multiple players.

We’ll see latent payment methods like PayPal just by its sheer size will be a factor. Visa and MasterCard will be a factor. Instant payments will be a factor. There is a very long and very interesting tale of alternate payment methods that vary by market. Cash is a factor in the U.S. as an example. We don’t think it’s a one-time player. What we do know is there’s very few instances of someone that could come in and give the broad range that we can.

We can win on the integrated gateway side and take care of card and debit. We can win on the cash, we can win on the digital wallet and for the VIP, we can win on instant transfer as well. We have a very broad range to take our material share, but it’s not like a core processing business where there is one plug in and take all the volume.

Danny, I don’t know if you want to jump in and add some stuff there.

Danny Chazonoff

I guess the only thing that I can add, given that I’m from Canada. And in Canada, if you talk about market share in Canada, we pretty much have 100% there. We look at the business broken down by three geographies. We call it Canada, the U.S. and then rest-of-world. Philip covered in very much detail where we are with respect to the U.S. I think that at the end of the day, our overall value proposition to a large degree, which is so key and so relevant and so important to the merchant, is conversion.

What can we do and how do we make it easy for the merchants who ensure that when a customer comes to make a deposit, that he’s going to find a way to make a deposit. Using our gateway, and I talked about that in the earlier answer. Using our gateway as a bridge or a connector to all the relevant payment methods, whether they’re serviced by Paysafe or they’re integrated through Paysafe is incredibly valuable.

One of the things that we also look at doing for our merchants is that we help them when there is a situation or a scenario that the transaction doesn’t get approved. Take the following use case. Someone is trying to make a deposit with their card, their cards gets declined for whatever reason, we could actually, if the merchant is accepting cash and hopefully they are, we can actually send to the consumer a barcode and instruct that consumer to go to the closest 7-Eleven-like convenience store to make payments and therefore salvage that transaction. That’s some of the benefits of us making sure that we’re getting some piece of all of the transactions either directly or indirectly.

Then of course, in Europe, we’ve been in that market for such a long period of time. Neteller and Skrill are pretty much household names when it comes to online gambling. Like I said earlier, it basically addresses pretty much every single use case that you can imagine of moving back and forth between consumer/merchant, merchant/consumer, consumer to consumer, and then consumer needing to withdrawal to get their money out. Hopefully that answers the question, but we look at it a little bit differently depending on if it’s Canada, where we pretty much have the entire market and we’re the only payments provider that is servicing the provinces; the U.S. and that connector with our gateway plus plus as we just called it; and then in Europe and beyond, where we have our wallets and our cash products that really bring the whole thing together.

Bob Napoli

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PaySafe – Analyst Day, March 9, 2021

Thank you, very helpful. Just a quick follow-up. I really appreciate those answers.

Just on, you talked about crypto and expansions of wallet, stock trading. How important do you see crypto or stock trading or other functionality being to the business over the medium to long term?

Philip McHugh

I think the expansion of where the digital wallet drives growth beyond iGaming is important. When I think about trying to project forward, we obviously have a core in iGaming that’s always been a traditional strength of Skrill and Neteller. We think the U.S. market, obviously, is an exciting space and servicing the more VIP, the more high engaged bettor and gamer is where we’re going to get the most tractions that’s there. That’s one leg of growth.

The other though is diversifying the wallet. We absolutely do see growth. On trading, we don’t plan on holding cryptocurrency. We don’t plan on being a custody manager of crypto. What we plan on is two things is that the wallet is a very useful tool and useful payment method on trading sites. We’re getting, I would call it, a significant share of new wallet sign-ups on trading sites and on online gaming sites as well, beyond the traditional betting and sports betting arena. They represent material double-digit share of customer sign-ups. It is important to us.

And then two, in terms of new revenue streams, we are generating some pretty interesting revenues on actual trading within the wallet, on remittance volumes within the wallet, and prepaid transactions. Those are growing at a pretty high rate for us, they’ll be pulling up our growth rate of digital wallets in time.

Bob Napoli

Thank you, I appreciate it.

Will Maina

Thanks. Next question will come from Sanjay Sakhrani at KBW.

Philip McHugh

Hi, Sanjay.

Sanjay Sakhrani

Hi, guys. How are you?

Philip McHugh

Good.

Sanjay Sakhrani

Quick question on platform consolidation—I had a two part question.

One is, maybe you could just help us think about how your platform will look like or compared to the others, especially in the integrated processing area relative to the legacy guys, like FIS Global Payments, versus the new tech side, like Adyen and Stripe.

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PaySafe – Analyst Day, March 9, 2021

Then the second related question is—that 70% by year end target, how far are we today and what’s the risk we don’t get there? Then maybe the risk to the 30% going forward, like how long would that take? Thanks.

Philip McHugh

Yes. Again, I’ll do a little answer here and then Danny, if you want to pick up some pieces as well.

The integrated processing side. First of all, how do we compare the leading edge, leading gateways versus the more traditional? There are couple of things. One, on in terms of ease of integration, access for developer portal, and ease of work with, I’d say we’re right very well. Are we at the Stripe level? We’re not. But are we more of the top tier, top quartile in terms of tech and capability? I think the answer is yes.

Two, single API integration. You can process with us in multiple markets. A lot of the traditional players have all the geographies, but you’re looking at 67 separate relationships. We have that single integration, multi-country, multi-geography capability that is powerful.

The two or three other pieces I think that really stand out for us is the amount of APMs we can provide and the fact that they are proprietary APMs. Danny brought together a couple of examples, like property management, obviously with iGaming clients, where we can bring that since there with a gateway integration. That’s absolutely a difference maker.

The last part is really the risk capability. Depending vertical by vertical, we have capabilities to help manage subscription. We have capabilities to manage delayed delivery that are fairly unique and specialized. We have capabilities and products where we can give charge-back protection in the gaming space as well. There’s a lot of pretty interesting spaces. In the verticals where we choose to really compete, we definitely skew up to the top tier because of those factors versus a more call it vanilla processing solution. Hopefully that answers that part.

In terms of the track record to get to 70%, we feel really good. During the investor pipeline, we talked about our process to consolidate Neteller’s growth through our platform, we talked about the process of starting to move on to Cloud, and those milestones were delivered on time so that the consolidation was complete. We moved all of eCash into Cloud processing at the end of Q4, the tail in Q1. Now, we have very tangible programs on digital wallets and large parts of processing this year, and that top 10 discipline we talked about, we have 10 programs. One of them is to migrate 70% onto our new tech stack. Every Friday we meet the top 30, 40 managers. There’s nowhere to hide. If they’re not getting their resources, it’s solved on that spot. This isn’t emails or committees. We talk about what do you need, why aren’t you getting it and move forward. There is nothing else except for these top 10 should be moving at pace.

We feel pretty good about where we’re executing. These are big programs. They take time, but the cadence in heart rate of delivery, I certainly think is a pretty positive story that’s progressed over the last few years.

Sanjay Sakhrani

Great, and that’s 30% you guys expect to get done next year, or is that going to—there’s a longer tail?

Philip McHugh

Oh, yes, 2022. Yes, my expectations would be effectively done with those big migrations through 2022.

Sanjay Sakhrani

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PaySafe – Analyst Day, March 9, 2021

Okay, great. Just one last question for Izzy.

On that revenue guidance that you guys gave, and obviously is a little bit slower growth this year, that’s mainly related to the COVID assumption, i.e., that abating in the second half, or so how should we think about that? Thanks.

Izzy Dawood

Yes, great question there, Sanjay.

In terms of our overall revenue assumptions, we said $1.52 billion back in December; we feel slightly more comfortable that we can meet or beat it based on your guidance. But one of the things that you run into in this post-COVID environment: it’s still uncertain in terms of how folks will come out of it, where we’ll see the volumes. You can paint all kinds of scenarios where this concept of events spending and a big pickup in travel, or is there another surge coming that people got locked down again and then we see more of eCash. So that’s kind of how we think about it. But overall, we do believe in the second half of this year, we are going to see something that may be a little bit more call it a normalized kind of activity across our businesses.

Sanjay Sakhrani

Thank you.

Will Maina

Your next question will be Tim Willi at Wells Fargo.

Tim Willi

Thank you and good afternoon, Philip. Can you guys hear me all, right?

Philip McHugh

Yes, perfectly.

Tim Willi

Great. One question, I guess around the sort of traditional acquiring businesses and then one just trying to—around the wallet. Maybe starting with the integrated and the acquiring, could you talk a little bit, I guess, since you’ve owned assets that Paysafe acquired, I guess going on anywhere from, I guess three to four years, could you talk a little bit, I guess, about internally the changes you’ve made around issues like retention and customer service and just taking those assets and really repositioning them to be growth engines. Because, if memory serves me correctly, probably they weren’t going to office growth portfolios at the time. But obviously, the way you talk about that business there’s been some work done there, it sounds like there is some room to go on improving the performance of those assets.

Philip McHugh

Yes, absolutely. That’s been a tough journey. I think you’re basically referring to predominantly MCPS and iPayment and MeritCard as the three big U.S. acquiring businesses. The first thing is, on the face of it, we’re definitely one of the largest players in the market. We do anywhere from kind of 6,000 to 8,000 new

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PaySafe – Analyst Day, March 9, 2021

mids a month and that’s kind of the level we expected to get to as the U.S. market recovers. Definitely a scale player, and I can compare that pretty favorably system of numbers I did with my prior employer. We do operate at scale, working with Fiserv as an example, we’re definitely one of the largest Clover resellers and partners in the market by a stretch. We do have a lot of heft in growth there.

Having said that, there was a lot of work to integrate; this is a pretty sleeves rolled up in the weeds to work through. Really towards the end of ’19 and early 2020, we made several changes. We did an upgrade pretty holistically in technology and operations and (audio interference) brought in (Inaudible). He’s a superstar in the U.S. market taking priority, very well regarded, I knew him from the industry. We’re very excited to bring him on board, and that team has been really heads down. I think we’ve really used the COVID year to get the basics right. We really focused on integrating the two platforms. We really focused on upgrading risk capabilities and we really focused on driving a single boarding platform.

We’re seeing all of that come to fruition. I think we’ll declare victory that the core pieces that creates a nice growth platform really kind of—we kind of lap those investments the end of this quarter, mid-second quarter. Then financially, we are seeing some really nice growth there. We see that business getting back to some nice topline growth and even better bottomline growth as well, because there’s some costs and efficiencies we’ve continued to find and to take out. We’re pretty excited about that. I think those businesses are driving a lot of value.

The next chapter for us, once we get that and we’ll drive that focus on value this year, is really how do we plug into Paysafe more. Danny talked about the wallet capability and creating some difference makers there from the merchant side. The second one is obviously on the gateway side where our proprietary capabilities can plug in and create a difference. And we’re even looking at eCash. We have a very robust petrol business as an example. We think those distribution ports are very useful for our eCash business. We’re starting to see the next wave of plugging in value across that wide distribution network.

Tim Willi

Great, thanks.

Danny Chazonoff

Philip, maybe I could just add one other thing just in addition to everything that Philip shared. The other thing that we have been focusing on over the last year or so is really beefing up and improving our service and making sure that we’re far more proactive, providing self-service tools to our merchants and ISOs, making sure that everything they need to be successful is available to them.

We really have made some pretty significant improvements to our client services, our technical services. We’ve changed providers and we’re looking at our NPS scores on a regular basis. Again, for us it’s making sure that we not only can provide the services necessary, but being incredibly proactive so that when we see anomalies or we see some changes in behavior, we can get on them right away and ensure that our attrition is minimized.

Tim Willi

Great. Thank you for that. My follow-up was just on wallets. And again, there’s a pretty dynamic environment and a lot there. But just sort of thinking about, I think you should get at 3.5 million active users, I think it’s a number on one of the slides. Is there a thought process about customer acquisition that goes beyond gaming in terms of other avenues to acquire consumers and make this more of a—you talked about a lot of different value you can add to the wallet in the traditional business. I guess I’m just

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PaySafe – Analyst Day, March 9, 2021

trying to think about, is this something that could be more than just a gaming wallet you plug other functionality into, but more of a broad-based approach to acquiring customers.

Philip McHugh

One hundred percent. I think if you were to go back maybe three-plus years ago, you would have seen probably 80%, 90% of wallet sign-ups coming through iGaming platforms. Just kind of think about eBay and PayPal distribution; that would have been us on all the iGaming sites. You’ve seen Skrill and Neteller, people want to play, they sign up to our wallet. That was the predominant way to sign up customers. It is still the largest channel for us. But it’s gone from probably the vast majority to I believe just under half of what we do because we’ve diversified.

We talked about trading sites, so financial sites, crypto trading, FX trading sites, we’re getting sign-ups. Online gaming sites internationally is driving sign-ups. We do have some broader e-com sites as well. I think we should load up our Veeva ticket as an example. As we diversify the channels and find these verticals, it is an interesting acquisition vehicle for us.

The second one has been the real emergence and development of marketing. We do have a very strong marketing team. Again, this is not typical of a payment process, very adept at social media marketing. We do sponsorships, we sponsor AC Milan. On one side, we actually sponsor eSports team as well. We have also those channels that are driving sign-ups.

Then final one has been remittance. Remittance’s been a very interesting play for us. We’ve gotten some nice volumes. What we need to see there is how sticky and how deep are those remittance customers. Do they pick up and use all of the functions across the board? We’re starting to see that, probably not as much as I’d like to see, but that’s something we track as well. The source, and then we look at the behavior of that customer. Do they use prepay? Do they trade and bet? Are they using the P2P services? Do they remit funds? By channel we get the customers in but we also start to get a very good view of the average revenue per user, and that drives our decisions.

Tim Willi

Great, thanks very much for the answer, really appreciate it.

Will Maina

Thanks, Tim. Next question is going to be from Jamie Friedman.

Jamie Friedman

Hi, guys. Danny, Izzy, Philip, great presentation today. I will just ask two up-front.

First, maybe for Danny, on that Slide 25 that looks at the timing of the U.S. iGaming market. I think it’s 25 or—it’s 25 on my feed. You just passed it—that one. Yes, that one. Yes. Like as the states rollout, my question was—

Danny Chazonoff

The one with the map, right?

Jamie Friedman

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PaySafe – Analyst Day, March 9, 2021

That’s an awesome slide. I was just wondering though, as a state, say New York or Louisiana, legalizes sports betting, is that upside to what’s currently contemplated in the guidance? How long does it typically take from your experience to see volume from those, from a state? That’s the first one. I’ll just add—

Danny Chazonoff

I will let Izzy take the guidance question and I’ll take just the logistics and operational aspects.

It varies from state to state, but typically when a state announces that they’re going live, there has been a tremendous amount of work that’s been going on in the background. Let’s keep in mind that there is the regular cast of characters, meaning the regular operators, the regular software providers, that are already providing services to consumers in other states. When a state opens up for DraftKings or for William Hill or for any of the other providers, it’s pretty straightforward and easy for them to start offering services.

They have to make sure that they are well-poised from a ring-fencing of GOIP because they want to make sure that they are only providing services to those within state, but that’s usually straightforward and already embedded into their solutions.

To answer your question very specifically, the timeframe is relatively short, and because we’re already integrated into most of these providers, there’s not new integration that’s necessary. Most of these providers already have Skrill and Neteller in the U.S. specifically Skrill. They already have paysafecard and they already are acquiring through either our legacy gateway or through Unity. It’s a very, very light lift and it goes quite quickly.

Obviously, we watch very carefully and look regularly to see if there is any momentum in any of the states. As you can see by our slide here, we’ve identified where states are live. You will see the red dot which indicates that Paysafe is already servicing that particular state. Then we also talk about some of the states that there is some momentum and we are getting excited about in 2021. You see that like New York and Connecticut, etc. Then you also see some of the other states that could surprise us and go online to become available in 2021; but we’re taking the conservative approach and not necessarily banking on that, states like Florida and Texas, etc.

Izzy Dawood

Then I’ll just jump in, Danny, thanks.

Maybe, Will, if you can go to Slide 24 and I’ll answer the question in this way.

I’ll use your words, Jamie, either it’s been implied or maybe have been accused of being conservative. But nonetheless, it’s the same thing. If you see the dark bars, $3.4 billion to $24 billion. That is the basis of how we’ve built our models in terms of this is all based on how H2 and EDC think the market is going to evolve. There is a scenario where there’s upside that some of these markets open up faster so by 2025 you have that number doubling. I would say that would be the upside. That’s one. Second, relative to this what we’ve guided here in the near-term.

The second element is we’ve seen more recent reports where the bar in the middle, it’s not there for 2020, stuff is materially higher. That’s gone up. That would imply either acceleration or greater adoption of U.S. iGaming than folks presumed. Either way, if those I’d say higher-level scenarios translated out, they will lead to upside.

Probably the third thing in terms of answering your question would be, we assume roughly about one-and-a-half times GGR, gross gaming revenue, to deposit translation. We’ve at least talk to folk that said it

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PaySafe – Analyst Day, March 9, 2021

could be as high as two. In new markets, new customers could be even higher when there’s a lot of activity. All those point to potentially at least in U.S. we could see a little more activity or not, we don’t know.

But overall, again, just to summarize, we’re staying in the dark bars here, at least as we look to our guidance over the next couple of years.

Jamie Friedman

Got it. That’s a really good answer. Thank you both.

Then I just wanted to ask something about, Philip, what you had said in your prepared remarks. You described—so this is about the travel vertical. If I heard you right, you said that you have an offering that somehow takes the risks out of processing travel. I think the words that used were deferred ticket or something like that. That sounded important. I was just wondering if you could elaborate on how that works, because that vertical seems somewhat orphaned.

Philip McHugh

Yes, it’s an interesting one; it’s a bit of A Tale of Two Cities in our portfolio. We did exit a decent amount of travel. It’s never been a major vertical for us or a massive exposure. But as COVID hit, we did see areas where we were in travel. But we had travel exposure, we had delayed delivery exposure, and we did work out our exposure and that probably actually slowed down some of our growth and I would argue that was still the right decision. I’m not a huge fan of going into travel with big exposures like that. I don’t think it’s good business.

What we have is we have a product where an airline ticket or concert ticket, you could put the transaction effectively into a trust. You’re able to process and you only release the funds, I think it was like an Escrow, when the flight takes off. It’s literally to the level of outbound and inbound, and you’re releasing funds. You’re dripping funds to the end provider, but the product, the service has been delivered. You really take that non-delivery risk and bring it down to zero or to a much shorter period of time.

We think that’s an important product again. We could integrate gateway and acquired solutions. We can solve that. We bring APM’s, but then this non-delivery structure we think is a very interesting one and we’ve seen some nice traction in Europe, we think there’s some nice traction across North America. It’s early days, it’s early rounds in that sector. But we like it because it’s specialized. It’s global, it’s about integration, its about APMs and it’s about risk management. We tick those boxes, so while it’s a mature industry, we did think it’s bound for a rebound on the travel side, and on the sports and entertainment side, we think that really matches with iGaming with online gaming. There’s a whole ecosystem of customers. They are betting, they\re playing online games, they’re into sports. We actually like that as an adjacent piece anyway.

Jamie Friedman

Great. Thank you for the detailed answer. I’ll jump back in the queue.

Philip McHugh

Thanks, Jamie.

Will Maina

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PaySafe – Analyst Day, March 9, 2021

Next will be Joe Vafi from Canaccord.

Philip McHugh

Hi, Joe.

Joseph Vafi

Good afternoon. Thanks for hosting this. It’s a great presentation. Really helps.

I know there’s a slide in the deck on I think $100 million of EBITDA, unlocking it. I think some is growth and I think some is operating leverage. I just wonder if you could maybe at a high level discuss the strategic decision to perhaps drive margins higher even though you’ve got a lot of growth initiatives going on. If you could drill down a little more, where do you see the highest ROI across your product and service portfolio right now in new sales and marketing spend? Because, you are in a fair number of areas and I think it would be helpful to get an idea of where you see the most attractive economics right now. Thanks.

Philip McHugh

Sure. I think I’ll try to play back the questions Joe here.

We have this $100 million EBITDA plan. Some of that, as we talked about during the investor roadshow, is baked into some of the numbers we’re looking at this year. Some of it will deliver what will drive run rate towards the end of the next year, you will see it materialize more in 2022. While there are lots of revenue investments and that’s where we are really pivoting, post all of the platform and structuring pieces that we worked on, the fact is Paysafe was not the most integrated business. It was very innovative. It was very fast. It’s in great places. But we hadn’t brought together banking capabilities. Our risk functions were quite decentralized. Not in a good way decentralized, in a bad way decentralized. We’re on multiple platforms and frankly, we’re also going after an awful lot of projects. While it seems like a lot, I can promise you this is a fraction of where we were.

When you look at it, there’s just a lot of value to unlock. I don’t think that slows us down at all. On the risk side, Richard (phon) has really reworked the team. We think there’s some cost efficiencies there, but more importantly, with data and analytics with Feedzai, we see some real benefits in driving down the cost of risk as well. That opens up revenue opportunities as well. If you’re running at a lower basis point level on losses, your pricing, the customer segments you target also change. We saw a lot of value across operations, lot of value across the cost of banking, a lot of value around the cost of risk. When we combine that, we think it’s very compelling and actually creates a platform for more growth and opening up more sectors for us. It’s hard not to go after it if it’s there, and I can assure you Phil agrees with that too. He’s pretty keen on accelerating some of the actions there.

In terms of the highest ROI, I don’t stack rank every investment against top-to-bottom ROI. We do have very clear themes in terms of our Capex budget. We have the grow, scale, and invest, and they have different time horizons. Cloud processing is a different ROI versus growing in U.S. iGaming, which is a very high ROI for us. I would say U.S iGaming and some of the digital wallet initiatives definitely have very high paybacks based off the economic profile. But also some of the risk-based initiatives that we’re taking in terms of optimizing approval rates, in terms of reducing loss rates. You look at what we need to invest versus the value they can create there, they’re quite high.

Joseph Vafi

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PaySafe – Analyst Day, March 9, 2021

Right. Then maybe just one quick follow up on Jamie’s question on new states opening, and clearly I think you’re following to a certain degree some of the gaming vendors that you’re already doing business with in other states as they move in. How much can you do on your own in terms of customer acq., etc., in new states as they open and how does that work in a regulatory environment or regulatory backdrop? Since you’ve gone into a lot, what’s your competitive advantage versus others that may want to exploit a new state opening? Thanks.

Danny Chazonoff

Thanks for that question. Very similar to what we mentioned earlier and that is that in many cases, the technology platform that the operator is going to be using is a platform that we are already integrated to.

For example, if you look at, like the Michigan Lottery as an example, and this typically is the case. They won’t go out and they won’t build their own platform from scratch. They’ll leverage off of an already existing platform, and there’s various platforms that are out there that will provide them with the services that they require, and in those platforms, Paysafe and all of our services are already embedded. It’s really turnkey in that regard. Typically it’s a collaboration between the software provider, the operator, and the payments provider, like ourselves, to make sure that we are poised to just turn on when necessary.

In the other example, you have groups that we have direct relationships with, whether that’s DraftKings or whether that Caesars or William Hill, or the large population of operators that we’ve serviced in Europe and in the U.S. for quite some time. Really, typically what happens is that, since we’re already providing them with services in 11, 12, 13, 14 states, when a new state will open up, we will just have an initial conversation, we’ll probably do a little bit of testing together. But literally, we’re talking about days from decision to open up to going live. We’re not talking about weeks or months because, like I said, in a majority of the cases, the software is already there, the technology is already integrated and we’re already ready to rock.

Philip McHugh

Well, just one add there is, we’re not currently doing this in the U.S. But as the Skrill product starts to gain traction, we’re looking at some instant funding. We’re looking at sports embedding data in the wallet as well. We’ll start to look at actual marketing, direct marketing in states. We do do that in Europe, I mentioned the AC Milan sponsorship that drives a lot of engagements in the sports community as well and that drives sign-ups. We absolutely have had that conversation with a few very large sports betting players in Europe. The adjacent markets in Italy, the AC Milan impression has had an impact. We’ll consider that in the U.S. Probably won’t be national, but we’ll pick a state or two and market there, but not in the next few months for sure.

Danny Chazonoff

Philip, maybe I could just add a couple of things.

Number one, Michigan just went live not long ago. Literally the day that they went live, we had already started working with I think it’s five or six operators and they went live on day one. We have a good chunk of all the operators that are processing or providing services in Michigan and literally they went live on minute one. That’s one example.

The other thing that we don’t dive too deeply into, but it’s also a very relevant asset that we own, and that is the asset of Income Access. Income Access, and I mentioned it earlier when we were presenting, is an acquisition that we made about five or six years ago. Basically, that is a software that is providing service to affiliate marketers who drive gaming traffic, and they drive gaming traffic to our merchants and our

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PaySafe – Analyst Day, March 9, 2021

merchants who are using our payment services. The really cool thing about it as well is that when affiliate marketers need to pay their sub marketers, they will use Skrill and Neteller to make those payments, so there’s constant flow and churn in the ecosystem.

Just another couple of examples of A, how quickly we get into a market like Michigan and B, what other mechanisms we can use in assets that we take advantage of to drive consumer acquisition and conversion.

Joseph Vafi

Great. Very helpful. Thank you.

Will Maina

Thanks, Joe. Next is going to be Dave (Inaudible).

Male Speaker

Hi, guys, thank you.

First of all, I looked at the metrics in terms of volume per wallet user. It’s about $6,000. Is there a super wide range in terms of there’s a small group that does like $50,000 a year, and then a big group that does $1,000, or is there something to that $6,000 per user number? I thought of it like that’s 10% of probably a person’s income in a year. Is there something to it? Is that an all-outbound volume money that they’re transferring out? Maybe just talk through some of that.

Philip McHugh

I don’t have all the answers for that at the tip of my fingers here, Dave, so we might have to come back to you on some of those. Those are really good questions. There is a skew like any portfolio, there’s always a skew. Every credit card payments product I’ve managed over the last 25 years, I do the analysis. I get 80-20 somehow, so we do know we do have a VIP user set that uses it more, but it’s not high concentration bids. I do like the distribution overall. I just don’t have the exact numbers to answer that.

I don’t know, Danny or Izzy, you guys have views on this one? We might have to come back.

Izzy Dawood

Actually, it’s interesting. I’ll chime in.

Danny and I think had a little quiz on this a week ago, but how you think about it, Dave, here is if a wallet customer deposits $100 and then pulls out, transfers it into, say, an e-commerce transaction for $25, and then the remaining $75, takes $50 and moves it to do a remittance: that’s $175 of volume because we make money off it, off the $100 deposit. If there is a chance where the individual does an FX payment, goes to the FX side, put some money to the merchant, pulls it out, that’s volume. It’s really that, as you describe it, 10% of the income. It’s kind of the recycling of that money or the moneys as the individual uses the wallet in multiple ways. Hopefully that gives a perspective.

Danny Chazonoff

Let’s keep in mind that one of the incentives or one of the benefits when the wallet was designed originally way back when was to address the behavior that this particular consumer has, and the

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PaySafe – Analyst Day, March 9, 2021

consumer behavior is that they will typically not necessarily only participate or play with one merchant. So they wanted the capabilities and the opportunity to move money into the wallet, to a merchant, back into the wallet, to another merchant, back into the wallet, etc.

Let’s also not forget the relevance of the Skrill debit card or Skrill direct card and the Net+ card, because that adds yet another element. If you look at Neteller and Skrill, it’s a closed loop network because basically we are controlling the consumer and the merchant and creating that commerce between the two. There’s all these fees that are generated back/forth, back/forth. But in addition to that, when you look at the prepaid cards, Skrill or Net+, that’s obviously extending the ecosystem and creating this open loop environment where you can use your balance in Neteller or you could use your balance at Skrill to buy groceries, put gas in your car, to shop online, or what have you. There’s all these various use cases and opportunities for churn and to generate volume and fees.

Male Speaker

That’s great. Thank you. Just one really quick follow-up. You mentioned you’re the number four acquirer. I’m sure there’s just a definitional thinking. I always think of Fiserv, FIS Global, Chase, Elavon, like those are the big ones, but how do you get to fourth? How do we think of that?

Philip McHugh

Izzy, I’m going to pitch that one over to you. There’s some caveats in there.

Izzy Dawood

There are some caveats in there. I probably have to go to the footnotes there, Dave, and probably talk to you offline about it.

But it is a function of volume. Volume is a part of it, merchants is part of it as well. Also, in terms of when you look at terminals, the data is not out there. I believe one of the top installers of Clover terminals as well. When we look at the metrics, we believe we are number four in the industry. We’re pretty spread out. As you mentioned, some of the other names may have some large, for the Fiserv side, but some of the other names, we talked about what they’re doing. We have been in business for a long time and add a lot of breadth across the merchants, and really power their profitability to take payments and process transactions for them.

Male Speaker

Great. Thanks guys.

Izzy Dawood

Will, we have just running up on time. I’ll need to get a bathroom break as well. Maybe one last question, and then obviously we’ll pass it to Phil for closing remarks here.

Will Maina

Sure. Let’s take the last question from Brett Huff at Stephens.

Brett Huff

Good afternoon. Can you guys hear me okay?

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PaySafe – Analyst Day, March 9, 2021

Philip McHugh

Yes. Hi, Brett.

Brett Huff

Hi, how are you all doing? Thanks for speaking with us today. This is really interesting stuff. We appreciate it.

Philip McHugh

No, good stuff.

Brett Huff

Two questions, and I’ll keep it brief because we’re at the end here.

We’ve barked up the tree a little bit to customer acquisition costs. Now that we’re talking about the consumer side of the digital wallets, one of the magic numbers we all think about is customer acquisition versus the LTV. Any thoughts on that? Metrics, I’m sure you guys think about it, but any color commentary you can give us on that?

Danny Chazonoff

Yes, I don’t have cap to LTV to hand right now. We do have it. I think, Izzy, we can do a follow-up with Brett on cap to LTV. I apologize I don’t have it to hand, but it is a very positive and very nice ratio last I checked on it at the end of last year, but we’ll come back to you with those details.

Unless, Izzy, you’ve got the ratio.

Izzy Dawood

No, it’s slipping me, but it’s a healthy ratio. We do calculate the ARPU on a pretty consistent basis, so we can get back to that pretty quickly.

Philip McHugh

We’ll follow-up, Brett, with those data points.

Brett Huff

Okay. Thanks. I appreciate it. I just know that’s a big deal as we think about your marketing dollars and stuff like that.

Then the second, it’s related as engagement, as we think about these two-sided networks now, there’s lots of ways to drive engagement on these digital wallets. iGaming is obviously a really good one. There’s a lot of very big repeat usage there. Can you talk about the nature? Somebody asked before, Phil, you answered it 80-20. Can you talk about engagement levels, and are there patterns? What works best? Are there classes of engagement that really give you that higher ARPU over time, or how should we think about those strategies to drive that engagement?

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PaySafe – Analyst Day, March 9, 2021

Philip McHugh

Yes, I touched it on a little bit. There are different ARPUs and engagement levels. You do have the higher frequency bettors versus the lower-frequency, but overall, there’s high engagement across that 3.5 million customer base. What we do track is inbound source. We source customers from sports betting sites, online casino and gaming channels. We now source customers from finance sites, so trading and crypto trading sites, general e-commerce and online gaming sites. We do have a way to break down the source of merchant to wallet engagement.

We also have direct wallet engagement, where we go online and someone went to the app store and download the wallets on ad, etc. We have that, and then we also have remittance as a channel as well. We are really building out some interesting profiles. The sports betting and the iGaming customer is still the most engaged customer. That’s the deepest customer we have, and still very strong. We really do like the finance and trading sector. We are gaining a good amount of customer sign-ups. The ARPUs tend to be a little bit lower, but there is activation across that. They use the product multiple times, so we’re seeing that. Then on the remittance side, we’re probably seeing the lowest level of engagement. It tends to be predominantly remittance, but we are seeing a small part of that base plug in and use other features within the wallet. That’s a simple breakdown across those categories.

The fourth category is actually pretty interesting, and that’s the prepaid card. That’s not the newest or sexiest product, but it makes the wallet ubiquitous. It makes the wallet available to buy you a coffee, or to go on vacation and pay the hotel bill. That’s actually a natural lift across all of those sector. We have a couple of markets that we’re looking to add for prepaid, and when we add the prepaid account, we absolutely see an overall lift in engagement. Think about a three core verticals—three or four verticals to funnel in customers, and then other ways to get to activate them across the board. We think the stock trading capability will be interesting. Also, we think that sports content in the wallet will be another way to drive engagement across those funnels.

Brett Huff

Great. That’s helpful. Appreciate it, guys.

Philip McHugh

Thanks, Brett.

I think that wraps it up. First of all, thank you, my team; Will, Izzy, Danny, Kate, Luis, you guys all know who you are. A tremendous amount of people worked very hard on this, so where we’re very thankful for that. Also, our banking partners who helped us on this as well. Thanks to everybody on the phone. Great questions. We’re really excited about going public in this next chapter in our history, and we’re excited to talk about it with you guys going forward, so I look forward to continue the conversation.

Thanks, everybody.

Will Maina

Thanks, everyone.

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